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Filed Pursuant to Rule 424(b)(4)
Registration No. 333-200666

PROSPECTUS

3,000,000 Shares of Common Stock

ARC Group Worldwide, Inc.

        ARC Group Worldwide, Inc. is offering 3,000,000 shares of its common stock in this offering. Our common stock is listed on The NASDAQ Capital Market, or NASDAQ, under the symbol "ARCW." On April 1, 2015, the closing sale price of our common stock as reported on NASDAQ was $5.00 per share.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 10 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$5.00	$15,000,000

Underwriting discounts and commissions(1)	$0.30	$900,000

Offering proceeds to us, before expenses	$4.70	$14,100,000

(1)
We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See "Underwriting."

        The underwriters expect to deliver the shares to purchasers in the offering on or about April 8, 2015. We have granted the underwriters an option for a period of 30 days to purchase an additional 450,000 shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $1,035,000, and the total proceeds to us, net of underwriting discounts but before expenses, will be $16,215,000.

Joint Book-Running Managers

Brean Capital	Imperial Capital

The date of this prospectus is April 2, 2015

        We are responsible for the information contained or incorporated by reference in this prospectus and in any related free-writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this document, regardless of its time of delivery or of any sales of shares of our common stock. Our business, financial condition, results of operations or cash flows may have changed since such date.

        For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

 PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. This prospectus incorporates by reference our Annual Report on Form 10-K for the fiscal year ended June 30, 2014, filed with the U.S. Securities & Exchange Commission (the "SEC") on November 12, 2014 (our "2014 Annual Report"), our Quarterly Report for the quarterly period ended September 28, 2014, filed with the SEC on November 12, 2014, our Quarterly Report for the quarterly period ended December 28, 2014, filed with the SEC on February 5, 2015, our amended Definitive Proxy Statement on Schedule 14A, filed with the SEC on November 28, 2014 (our "Proxy Statement"), and our current reports on Form 8-K, filed with the SEC on September 8, 2014, September 12, 2014, November 12, 2014, November 12, 2014 (items 1.01, 8.01, and 9.01), December 3, 2014, December 30, 2014, January 14, 2015, January 20, 2015, February 5, 2015, March 23, 2015, and March 24, 2015 (excluding any information "furnished" in such reports under Items 7.01 or 9.01) (our "Current Reports"). You should read this entire prospectus and should consider, among other things, the matters set forth under "Risk Factors" in this prospectus and our financial statements and related notes thereto incorporated by reference in this prospectus, before making your investment decision. Unless the context provides otherwise, all references herein to the "Company," "ARC," "we," "our" and "us" refer to ARC Group Worldwide, Inc. and its subsidiaries. We refer to certain subsidiaries as follows: Advanced Forming Technology, Inc. and AFT-Hungary Kft. (together "AFT", consisting of two operating units: "AFT-US" U.S. operations and "AFT-HU" Hungary operations); Advance Tooling Concepts, LLC ("ATC"); Quadrant Metals Technologies LLC ("QMT"); TeknaSeal LLC ("TeknaSeal"); FloMet LLC ("FloMet"); General Flange & Forge LLC ("GF&F"); 3D Material Technologies, LLC ("3DMT"); Thixoforming LLC ("Thixoforming") and ARC Metal Stamping, LLC ("AMS"), doing business as Kecy Metal Technologies ("Kecy").

Company Overview

        We are a leading global advanced manufacturer and 3D printing service provider. We provide our customers with a holistic solution in precision metal and plastic fabrication, from prototyping to full run production. We differentiate ourselves from our competitors by providing custom, innovative solutions to improve speed-to-market for our customers.

        Our mission is to bring technology and innovation to traditional manufacturing, thereby benefiting from the elimination of inefficiencies currently present in the global supply chain. In particular, our focus is on accelerating the industry adoption of certain technologies, such as automation, robotics, software, and 3D printing, as well as providing innovative ways to streamline the manufacturing process, including rapid tooling and online instant quoting.

        The two key pillars of our business strategy are centered on the following areas:

  •
  Providing a Holistic Solution to Manufacturing Needs.  The metal and plastic fabrication industries are fragmented with single-solution providers. Given the inefficiencies of working with these groups, many manufacturers seek to reduce their supplier base by working with more scaled, holistic providers. Our strategy is to operate as a "one-stop shop" by offering a spectrum of highly advanced products, processes, and services across a variety of proprietary base materials, thereby delivering: (i) highly-engineered precision components with efficient production yields; and (ii) consolidated and streamlined supply chains via our holistic solutions.

  •
  Accelerating Speed-to-Market.  The traditional manufacturing process, which often includes an inefficient price-quoting system and time-consuming tooling and production, is subject to lengthy bottlenecks. We focus on reducing these inefficiencies through highly customized prototypes and small batch and short-run services, as well as seamless integration of proprietary technologies, such as online instant quoting, 3D printing, and rapid tooling, dramatically reducing the time and cost associated with new product development.

        We believe certain manufacturing processes are moving away from traditional low-cost production centers, given increases in global wages and the displacement of labor by technology. We believe this will further accelerate the adoption of technology, including automation, robots and artificial intelligence, as inefficient and legacy manufacturing paradigms are displaced by new and more efficient systems. We believe that U.S. manufacturing is poised for a significant rejuvenation as domestic production improves. We view these developments and the anticipated resurgence of U.S. manufacturing as a substantial growth opportunity for our Company.

        We continue to build our enterprise through scalable organic growth, by cross-selling new services to our customer base, and through vertical and horizontal acquisitions. In particular, we anticipate adding, through acquisitions, additional metal fabrication services in order to further consolidate the supply chain, cross-sell services into our respective customer bases, benefit from the implementation of operational best practices, and further expand our proprietary technologies.

Competitive Strengths

        Our competitive strengths include the following:

  •
  Leading Market Position in MIM, an Industry with High Barriers to Entry.  We believe we are one of the largest companies in the global MIM industry. Further, we believe our proprietary production processes, longstanding customer relationships, well-established industry reputation, and track record for quality products and services provide us with a competitive advantage over other market participants. We believe that the development of high-quality, commercially scalable MIM production would require any new competitors to invest significant capital and years of research and development before being able to commercially compete with us, thereby resulting in high barriers to entry for any new participants in the industry.

  •
  Metal 3D Printing Part Production.  Due to the complementary nature of the MIM process and metal 3D printing, in the second quarter of fiscal 2014, we established our 3DMT Group segment which consists of our tooling product line, ATC, which was acquired in April 2014, and 3D printing. We believe we are one of the few companies well-positioned to take advantage of the emerging metal 3D printing industry. Additive Manufacturing ("AM", which includes 3D printing) is still in its infancy, but the barriers to entry remain high principally due to the demands of properly scaling and building such a business. Experience working with metal powder and producing complex metal components is critical to making quality, production-capable metal 3D parts. 3D printing services are relatively new and are currently a small portion of our business, however, we believe our experience and ancillary know-how are material competitive advantages to significantly grow this area of our operations during the foreseeable future.

  •
  Early Adoption of AM and Other Advanced Manufacturing Technologies.  We believe our adoption and implementation of AM and other advanced manufacturing technologies, such as robotics, RapidMIM, rapid tooling, and development of instant online quoting, are key competitive advantages in the fragmented market in which we operate. These technologies provide our customers with reduced order turnaround times and customized engineering solutions, while strengthening our customer relationships and enhancing our ability to market a broader and differentiated suite of products. We believe our capital investment and collective experience with these technologies would be difficult to replicate for smaller or limited product-suite competitors.

  •
  Established Customer Base in High Growth Markets.  Our customers include global leaders in high-growth sectors, including manufacturers of medical/dental devices, firearms and defense, automotive, aerospace, consumer durables, and electronic devices. In several cases, our components have been incorporated into the design of our customers' products for many generations, which positions us advantageously for inclusion in future product launches. We expect our AM business to grow through demand from our existing customers as they become aware of the efficiencies and benefits of AM manufacturing solutions. As such, we expect to continually increase our "wallet share" within our existing customer base, capturing an increasing amount of customer spending through the continuation of improvements to our existing products and by cross-selling our Company-wide capabilities. Our four top customers accounted for approximately 40% of our fiscal year 2014 revenue. As a result of our 2014 acquisitions, we have improved the diversification of our customer base so that, for the six months ended December 28, 2014, no individual customer accounted for more than ten percent of our sales. The Company had sales to three significant customers for the six month period ended December 28, 2014 and four significant customers for the twelve month period ended June 30, 2014, which represented approximately 25.6%, and 40.0%, respectively, of the Company's total sales. However, the immediate loss of any of these customers could have a material adverse effect on our financial position and results of operations. Through additional acquisitions and organic growth, we seek to further diversify both our offerings and our customer base. Assuming our continued customer diversification, we do not believe the loss of any one of our core customers would have a long-term material adverse effect on our results of operations. However, there can be no assurance that the loss of any one or more of our core customers would not have a material adverse effect on our results of operations, at least in the short term.

  •
  Differentiated Business Model.  We believe that our business model is highly differentiated from many of our competitors. Because we have generally manufactured some of the most critical and difficult-to-produce components for our customers' products, we have been able to expand the scope of products we offer to our customers to include other value-added services such as AM, plastic injection molding, and rapid tool making, among others. We believe our full-service solution represents a distinct competitive advantage in the marketplace and will increasingly become an even more important value differentiator going forward.

  •
  Lean Manufacturing and Operating Best Practices.  We manage our manufacturing operation on a decentralized basis, whereby each of our 10 operating subsidiaries is run by a General Manager ("GM"). Our GMs are experts in lean manufacturing, six sigma, automation, and general operating best practices. We have an orientation process whereby lean-manufacturing leaders groom our rising managers and mentor them on operating efficiency and excellence. These internal best practices are shared among our facilities and implemented when we acquire or initiate new operations.

  •
  Experienced Management Team.  Our Chairman and Chief Executive Officer, Jason T. Young, has been integral to the strategic direction and growth of our business since he joined our Company in 2008. Among other achievements, Mr. Young led the turnaround of the Company, taking it from an unprofitable business to the growing and profitable business it is today. Additionally, our Chief Financial Officer, Drew M. Kelley, who joined the Company in 2013 after a longstanding tenure in the financial services industry, contributes valuable expertise by providing our Company with financial oversight, strategic direction and complex corporate finance experience.

Business Strategy

        Our business strategy focuses on growing our revenues through the addition of new customers and by increasing our "wallet share" from existing customers through implementation of our technology and innovative solutions. As we continue to grow our business, we expect that our increased size and scale will translate into improved operating margins as we realize more favorable pricing terms from our customers and suppliers and by executing numerous lean manufacturing efficiencies. In order to achieve this growth plan, we are implementing the following strategic initiatives:

  •
  Provide Customers with Faster and Higher Quality Solutions.  We believe that a key competitive differentiator in our business is utilizing technology solutions to increase customers' speed-to-market. We believe our technology-enhanced service offerings, which include 3D printing, rapid tooling, and RapidMIM, can materially reduce lead times and produce greater manufacturing efficiency. In early 2014, we announced the launch of our proprietary online instant quoting software system and introduced this system for our 3DMT business in August 2014. We expect this quoting system to open new markets and reduce customer lead times. In particular, we focus on engaging customers at the design phase of their product and endeavor to have them adopt our high-quality solutions throughout the entire manufacturing process, from prototype through large-scale commercial production, in order to create a more long term partnership.

  •
  Cross-Sell Products and Services Across Our Customer Base.  As we continue to offer new and complementary products and services across our Company, we are able to gain access to new customer bases. These new customers present us with opportunities to cross-sell our full suite of products and services. We believe that our customers value simplification of their supply chains by reducing the number of suppliers. Consequently, we have found cross-selling provides us with a compelling strategy for revenue growth, and we plan to continue to capitalize on cross-selling opportunities as we add products and services to our existing capabilities.

  •
  Expand Sales Force and Marketing.  We have a highly skilled, technically-focused sales force, which generally markets our products to the engineering members of our customer base. Each ARC sales representative is responsible for selling our complete suite of solutions to target customers. Traditional sales methodologies are supported and complemented by our online initiatives, as we have invested resources for improving our search engine optimization and marketing solutions. We believe that international markets present a compelling growth opportunity for our business and in 2014, we launched an international sales team.

  •
  Increase Market Penetration of 3D Technology.  We believe Additive Manufacturing, and in particular, metal 3D printing, can create growth opportunities in traditional manufacturing. Over the next several years, metal 3D printing should continue to displace traditional forms of metal fabrication. Given this significant opportunity, ARC has, and will continue to, make material investments in machinery and personnel in order to offer and expand this capability. At the same time, these AM capabilities, given their complementary attributes to our MIM business, should provide opportunities to accelerate the growth in the Company's traditional fabrication processes.

  •
  Continue to Pursue Accretive Acquisitions.  We intend to continue to pursue acquisitions that meet our core strategic and financial criteria. In particular, we seek companies that offer complementary products and services to our existing portfolio, while at the same time, provide us with access to new customer bases to cross-sell our existing solutions. We believe there are numerous potential acquisition targets that meet our targeted criteria, and we intend to continue to pursue such acquisitions in the future.

Summary of Risks Related to Our Business

        An investment in our common stock involves a high degree of risk. These risks are summarized and more fully discussed in the "Risk Factors" section below. You should carefully consider these risks before deciding to invest in our common stock. These risks include, but are not limited to:

  •
  our substantial indebtedness under the Citizens Bank, N.A. ("Citizens Bank") Amended & Restated Credit Agreement, as amended (the "Senior Credit Facility") and the McLarty Capital Partners SBIC, L.P. Credit Agreement, as amended (the "Subordinated Credit Facility");

  •
  our ability to prepare for, respond to and successfully achieve our objectives relating to technological and market developments and changing customer needs;

  •
  our participation in markets that are competitive;

  •
  general economic and industry conditions;

  •
  our customer concentration and the loss of any one of these customers;

  •
  our ability to realize benefits from acquisitions;

  •
  our ability to retain our key personnel and to attract and integrate additional personnel;

  •
  our ability to maintain cost controls;

  •
  our majority stockholder Everest Hill Group's ability to control our common stock; and

  •
  other risks and uncertainties, including those listed under the caption "Risk Factors" in this prospectus.

Credit Agreement Financial Ratio Compliance

        As of June 30, 2014, we were not in compliance with certain of our financial covenant ratios under our prior credit agreement with Citizens Bank. We renegotiated the terms of our credit agreement and on November 10, 2014, we entered into our new Senior Credit Facility with Citizens Bank and obtained waivers regarding the prior non-compliance matters. On November 10, 2014, we also entered into our Subordinated Credit Facility. As of the date of this prospectus, we have approximately $80.8 million of indebtedness on a consolidated basis. Upon completion of this offering and our use of the proceeds for loan repayments made in accordance with our Senior Credit Facility and our Subordinated Credit Facility agreements, we believe we will be in compliance with both of our Credit Facilities.

Our Majority Stockholder

        After completion of this offering, our majority stockholder, Everest Hill Group Inc. ("Everest Hill Group"), will own approximately 50% of our Company's issued and outstanding shares of common stock. Everest Hill Group also owns a minority interest in Brean Capital, LLC ("Brean Capital"), an underwriter for this offering, and, therefore, Brean Capital and the Company are affiliated through common ownership. See "Conflict of Interest" below.

Conflict of Interest

        Our majority stockholder, Everest Hill Group, which will own approximately 50% of the Company following the completion of this offering, also owns a minority interest in Brean Capital, an underwriter for this offering. Brean Capital does not own any common stock of our Company. In addition, Everest Hill Group has a business relationship with McLarty Capital Partners SBIC, L.P. ("McLarty"), with whom we have entered into the Subordinated Credit Facility, through Jason T. Young, our Chairman and Chief Executive Officer, in his capacity as a partner in an investment manager which serves as the advisor to a fund which has an economic interest in McLarty. Because we, McLarty and Brean Capital may be deemed to be under common control, a "conflict of interest" is deemed to exist within the meaning of FINRA Rule 5121. Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. In accordance with FINRA Rule 5121, Imperial Capital, LLC ("Imperial Capital") has agreed to act as the qualified independent underwriter for the offering. In that role, Imperial Capital has participated in the preparation of this prospectus and the registration statement of which this prospectus forms a part and has exercised its usual standards of due diligence with respect thereto. In addition, in accordance with FINRA Rule 5121, Brean Capital will not sell our common stock to a discretionary account without receiving written approval from the account holder. See "Underwriting—Conflicts of Interest."

Company Information

        Our Company was incorporated in the State of Utah on September 30, 1987. Our principal executive offices are located at 810 Flightline Boulevard, Deland, Florida 32724, our telephone number is (303) 467-5236 and our website is http://www.arcgroupworldwide.com. Information contained on, or accessible through, our website is not part of this prospectus, and such content is not incorporated by reference herein.

 THE OFFERING

Common Stock Offered:	3,000,000 shares
Common Stock Outstanding after this Offering:	18,080,121 shares(1)
Option to Purchase Additional Shares

We have granted the underwriters an option to purchase up to 450,000 additional shares of our common stock. This option is exercisable, in whole or in part, for a period of 30 days from the date of this prospectus.

Use of Proceeds:

We estimate that the net proceeds from our sale of shares of our common stock in this offering will be approximately $13.5 million, or approximately $15.6 million if the underwriters exercise their option to purchase additional shares in full.

We are voluntarily raising equity capital in this offering with the primary objectives of deleveraging the Company, increasing flexibility under our credit agreements and increasing liquidity in the Company's publicly traded common stock. The Company plans to use all of the net proceeds from the Offering to prepay a portion of the outstanding indebtedness under our Senior Credit Facility and our Subordinated Credit Facility, which we used to finance our acquisitions of ATC, Thixoforming, Kecy, and Munson.

Risk Factors:	See the section entitled "Risk Factors" beginning on page 10 for a discussion of factors to consider carefully before deciding whether to purchase shares of our common stock.
NASDAQ Symbol:	ARCW

(1)
The number of shares of our common stock to be outstanding immediately after this offering is based on 15,080,121 shares of common stock outstanding as of December 28, 2014 and gives effect to the issuance of 3,000,000 shares of our common stock to be sold by us in this offering.

As of the date of this prospectus, we have no options or warrants issued or outstanding and we have no equity incentive plan in effect that could result in the issuance of any options or warrants or similar instruments.

Unless otherwise indicated, this prospectus assumes no exercise by the underwriters of their option to purchase up to 450,000 additional shares of our common stock from us.

 SUMMARY CONSOLIDATED FINANCIAL INFORMATION

        The summary consolidated financial information set forth below for each of the years ended June 30, 2012, 2013 and 2014 has been derived from our audited consolidated financial statements. The summary consolidated financial information set forth below for the six months ended December 28, 2014 and December 29, 2013 has been derived from our unaudited financial statements. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the information set forth herein. Operating results for the six months ended December 28, 2014 are not necessarily indicative of the results that may be expected for the year ending June 30, 2015, or for any future period. ARC Group Worldwide is considered a smaller reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is not required to disclose the summary consolidated financial data. We have elected to voluntarily disclose the financial information below as we believe it would be helpful to potential investors.

Consolidated Statement of Operations Data
(in thousands, except per share data)

				For the Six Months Ended,
	Year Ended June 30,
				December 29, 2013	December 28, 2014
	2012	2013	2014
				(unaudited)
Sales	$30,407	$68,486	$82,926	$38,342	$55,804
Gross profit	11,711	18,292	24,233	11,955	13,370
Selling, general and administrative expense	6,408	11,620	15,731	7,502	10,418
Merger expense	—	1,637	536	—	187
Income from operations	5,303	5,035	7,966	4,453	2,765
Income before taxes	4,981	4,326	7,155	3,961	620
Net income attributable to ARC Group Worldwide, Inc.	4,518	3,039	4,516	2,768	116
Net income per common share:
Basic and diluted	$0.45	$0.22	$0.31	$0.19	$0.01

Consolidated Balance Sheet Data
(in thousands)

		As of December 28, 2014
	June 30, 2014
		Actual	As Adjusted(1)
Cash and cash equivalents	$9,384	$3,859	$3,859
Total assets	136,389	131,672	131,672
Total debt, including capital leases	83,023	81,307	67,777
Total liabilities	105,048	100,272	86,742
Total stockholders' equity	31,341	31,400	44,930

(1)
On an as adjusted basis to give effect to the sale of shares of our common stock in this offering and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We plan to use all of the net proceeds from this offering to prepay a portion of the outstanding indebtedness under our Senior Credit Facility and our Subordinated Credit Facility, which we used to finance our acquisitions of ATC, Thixoforming, Kecy and Munson.

Other Data
EBITDA and Adjusted EBITDA
(in thousands)

				Six Months Ended
	Year Ended June 30,
				December 29, 2013	December 28, 2014
	2012	2013	2014
Net income	$4,817	$3,330	$4,744	$2,885	$230
Interest expense, net	453	1,142	1,399	499	2,134
Income tax expense	—	722	2,411	1,076	390
Depreciation and amortization	725	3,393	4,385	1,790	4,666

EBITDA	5,995	8,587	12,939	6,250	7,420
Share-based compensation expense	—	—	701	701	—
Merger expenses	—	1,637	536	—	187
Other non-recurring expenses	—	—	—	—	286
Gain on bargain purchase	—	(381)	—	—	—
Gain on early extinguishment of debt	—	—	(578)	—	—
Reorganization expenses	—	—	351	351	—

Adjusted EBITDA	$5,995	$9,843	$13,949	$7,302	$7,893

        Earnings before net interest expense, tax expense and depreciation and amortization expense ("EBITDA") and Adjusted EBITDA are not recognized terms under U.S. GAAP and may not be defined similarly by other companies. EBITDA and Adjusted EBITDA should not be considered alternatives to net income as indications of financial performance or as alternatives to cash flow from operations as measures of liquidity. There are limitations to using non-U.S. GAAP financial measures, including the difficulty associated with comparing companies in different industries that use similar performance measures whose calculations may differ from ours.

        EBITDA and Adjusted EBITDA are key measures used in internal operating reports by management and our Board of Directors to evaluate the performance of our operations and are also used by analysts, investment banks and lenders for the same purpose.

        We believe that the presentation of EBITDA and Adjusted EBITDA enables a more consistent measurement of period to period performance of our operations. EBITDA excludes interest income, interest expense and income taxes because these items are associated with our capitalization and tax structures. EBITDA also excludes depreciation and amortization expense because these non-cash expenses reflect the impact of prior capital expenditure decisions which are not indicative of future capital expenditure requirements.

        Adjusted EBITDA further adjusts EBITDA to exclude (i) share based compensation expense as this was a non-recurring grant made to our chief executive officer as an inducement to accept the position; (ii) merger expenses are non-recurring costs incurred to effect acquisitions, such as advisory, legal, accounting, consulting and other professional fees; (iii) other non-recurring expenses were costs incurred to reduce excess workforce and professional fees resulting from our acquisitions and financing activities; (iv) gain on bargain purchase was negative goodwill resulting from the reverse merger of ARC and QMT; (v) gain on extinguishment of debt is a result of the redemption of the Company's convertible note in connection with the Company entering into a new credit agreement; and (vi) reorganization expenses are primarily labor and labor-related costs associated with the termination of employees.

        We use EBITDA and Adjusted EBITDA in conjunction with traditional U.S. GAAP operating performance measures as part of our overall assessment of our performance and we do not place undue reliance on measures as our only measures of operating performance. EBITDA and Adjusted EBITDA should not be considered as substitutes for other measures of financial performance reported in accordance with U.S. GAAP.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risk factors described below, as well as the other information in this prospectus and information contained in our most recently filed periodic reports filed with the SEC, including our Annual Report on Form 10-K for the fiscal year ended June 30, 2014, which is incorporated by reference into this registration statement. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference into this registration statement. Additional risks and uncertainties not presently known to us or that we deem currently immaterial may also impair our business, operating results and financial condition and could result in a complete loss of your investment.

Risks Related to Our Business

The traditional manufacturing, advanced manufacturing and 3D printing markets in which we compete are highly competitive and some of our competitors may have superior resources. Responding to this competition could reduce our sales and operating margins.

        We sell most of our products in highly fragmented and competitive prototyping and production manufacturing and 3D printing markets, including those serviced by traditional and AM suppliers. We believe that our principal challenges of competition in these markets are:

  •
  ability to meet customer specifications and quantities within competitive time periods responsive to high customization demands from our customers;

  •
  application expertise and engineering capabilities using novel materials which vary widely according to our customers' requirements;

  •
  product quality and brand name in different industrial manufacturing areas which may take years to develop;

  •
  timeliness of delivery of raw materials to our plants and finished products to our customers;

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  competitive pricing of our products at levels sufficient to attract and retain customers;

  •
  quality of our aftermarket sales and support for customers utilizing our products in widely variable physical and environmental conditions;

  •
  our limited materials development capabilities;

  •
  our applied research and development capabilities which rely mainly on individual initiatives and experience of our employees and do not include a dedicated research and development unit; and

  •
  our relatively new 3D printing services, which currently constitute only a small portion of our overall business.

        In each of our major traditional manufacturing, advanced manufacturing and 3D printing product lines, we compete with a substantial number of foreign and domestic companies, some of which have greater resources (financial or otherwise) or lower operating costs than we have. Competitors' actions, such as price reductions or introduction of new innovative products, may have a material adverse impact on our net sales and profitability. In addition, the rapid technological changes occurring in the design and engineering industry could lead to the entry of new competitors in traditional manufacturing, advanced manufacturing and 3D printing. We cannot provide assurance that we will continue to compete successfully with our existing competitors or with new competitors.

        Some of our traditional manufacturing, advanced manufacturing and 3D printing competitors are larger than us and have greater financial, technical, marketing and other resources than we have. These larger competitors may be in a better position to withstand any significant reduction in capital spending by customers in our markets. They often have broader product lines and market focus and may not be as susceptible to downturns in a single market. These competitors may also be able to bundle their products together to meet the needs of a particular customer and may be capable of delivering more complete solutions than we are able to provide. To the extent large enterprises that currently do not compete directly with us choose to enter our markets by acquisition or otherwise, competition would likely intensify.

        Further, some of our traditional manufacturing, advanced manufacturing and 3D printing competitors that have greater financial resources have offered, and in the future may offer, their products at lower prices than we offer for our competing products or on more attractive financing or payment terms, which may cause us to lose sales opportunities and the resulting revenue or to reduce our prices in response to that competition. Reductions in prices for any of our products could have a material adverse effect on our operating margins and revenue. In addition, many of our competitors have been in operation longer than we have, particularly in the area of 3D printings and, therefore, have more long-standing and established relationships with domestic and foreign customers, making it difficult for us to sell to those customers.

        If any of our competitors' traditional manufacturing, advanced manufacturing and 3D printing products or technologies were to become the industry standard, our business would be seriously harmed. If our competitors are successful in bringing their products to market earlier than us, or if these products are more technologically capable than ours, our revenue could be materially and adversely affected. Our competitors may decide to expand their presence in this market through mergers and acquisitions. The consolidation of our manufacturing and 3D printing competitors could have a significant negative impact on our business. Further, our competitors may bundle their products or incorporate functionality into existing products in a manner that discourages users from purchasing our products or which may require us to lower our selling prices, resulting in lower revenue and decreased gross margins.

        If we are unable to compete in the traditional manufacturing, advanced manufacturing and 3D printing sectors at the same level as we have in the past, in any of our markets, or are forced to reduce the prices of our products in order to continue to be competitive, our operating results, financial condition and cash flows would be materially and adversely affected.

        In order to maintain and enhance our traditional manufacturing, advanced manufacturing and 3D printing competitive position, we intend to continue our investment in technology, marketing, customer service and support, and distribution networks. We may not have sufficient resources to continue to make these investments, and we may not be able to maintain our competitive position. Our competitors may develop products that are superior to our traditional manufacturing, advanced manufacturing and 3D printing products, develop methods of more efficiently and effectively providing products and services, or adapt more quickly than us to new technologies or evolving customer requirements. We may not be able to compete successfully with our competitors. If we fail to compete successfully, the failure may have a material adverse effect on our business, financial condition and results of operations.

We rely on a small number of customers for a large percentage of our revenues.

        As summarized in our filings with the SEC, a relatively small number of customers have historically contributed a material percentage of our manufacturing product sales. Our four top customers accounted for approximately 40% of our fiscal year 2014 revenue. As a result of our 2014 acquisitions, we have improved the diversification of our customer base so that no individual customer currently accounts for more than ten percent of our sales. Our 3D printing operations also rely on a small number of customers. We had sales to three significant customers for the six month period ended December 28, 2014 and four significant customers for the twelve month period ended June 30, 2014, which represented approximately 25.6%, and 40.0%, respectively, of the Company's total sales. The concentration of our business with a relatively small number of customers may expose us to a material adverse effect if one or more of these large customers were to experience financial difficulty or were to cease being customer for non-financial related issues. Through acquisitions and organic growth, we seek to diversify both our offerings and our customer base. Assuming our continued customer diversification, we do not believe the loss of any one of our core customers would have a long-term material adverse effect on our results of operations. However, there can be no assurance that the loss of any one or more of our core customers would not have a material adverse effect on our results of operations, at least in the short term.

Due in part to the unpredictability of customer orders, our business is difficult to forecast with accuracy on a quarterly basis and subject to variability.

        Our manufacturing businesses have a high degree of quarterly variability, given the production lifecycle, success of our customers' products and specific order timing, which is reliant on purchase orders rather than long-term contracts. The majority of our orders by customers are made through purchase orders as opposed to long term contracts. Additionally for each month the majority of customer orders typically arrive during the last two weeks of each month. Thus, depending on the product shipment dates for orders received during the latter half of each month, the related revenue may be recognized during the month of order receipt or during the following month. As a result of this order pattern, our actual performance for each quarter may experience variability and may vary significantly from our expectations. These potential quarterly fluctuations could have an adverse effect on our stock price as well as potentially impact our compliance under our agreements with lenders or other providers of credit to the Company.

We face customer pricing pressures.

        Our customers are under pressure to reduce pricing on their products amid intense competition and pressure from their own cost-conscious customers. Weak revenue growth leads companies to reduce prices in order to boost sales, which reduces the value of those sales and further affects all participants in the supply chain. Consequently, we also face these pricing pressures. For example, our sales to the medical industry could be adversely affected by hospitals that are subject to smaller reimbursements, rising costs and a rapidly changing health-care system, which could result in hospitals reducing the size of orders and negotiating lower costs for supplies. Such events could result in hospital suppliers lowering prices in order to win business with an ultimate effect on us that would result in fewer component orders and pressure to lower our prices. Such order reductions and pricing adjustments could put pressure on our gross margins, negatively impacting the overall profitability of our businesses. Further, we and our customers also face pricing pressure from global competition, primarily from Asia and other low cost areas. Our sales could be negatively impacted if customers move production of devices offshore.

Our future success depends on our ability to anticipate and to adapt to technological changes and develop, implement and market product innovations.

        Many of our traditional manufacturing, advanced manufacturing and 3D printing markets are characterized by fast-moving advances in design and engineering that require ongoing improvements in our production capabilities and the competitive quality of our products. The supply chains in which we operate are subject to technological change and changes in customer requirements. We cannot provide any assurance that we will successfully develop new or modified types of traditional manufacturing, advanced manufacturing and 3D printing products or technologies that may be required by our customers in the future. Should we not be able to maintain or enhance the competitive values of our traditional manufacturing, advanced manufacturing and 3D printing products or develop and introduce new products or technologies successfully, or if new products or technologies fail to generate sufficient revenues to offset research and development costs, our businesses, financial condition and operating results could be materially and adversely affected. We may not be successful in those efforts if, among other things, our traditional manufacturing, advanced manufacturing and 3D printing products:

  •
  are not cost effective;

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  are not brought to market in a timely manner;

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  are not in accordance with evolving traditional manufacturing, advanced manufacturing and 3D printing industry standards;

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  fail to achieve market acceptance or meet customer requirements; and

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  are in advance of the needs of their markets.

We may not fully realize anticipated benefits from past or future acquisitions or equity investments and future acquisitions may expose us to significant unanticipated liabilities that could adversely affect our business, financial condition and results of operations.

        We anticipate that a portion of any future growth of our business might be accomplished by acquiring existing traditional manufacturing, advanced manufacturing and 3D printing businesses, products or ancillary technologies. The success of any acquisition will depend upon, among other things, our ability to integrate acquired personnel, operations, products and technologies into our organization effectively, to retain and motivate key personnel of acquired businesses and to retain their customers. In addition, we might not be able to identify suitable acquisition opportunities or obtain any necessary financing on acceptable terms. We might also spend time and money investigating and negotiating with a potential acquisition or investment target, but not complete the transaction.

        Our acquisitions could create unforeseen risks and liabilities that may adversely impact our results and operations. These liabilities could include employment, retirement or severance-related obligations under applicable law or other benefits arrangements, legal claims, warranty or similar liabilities to customers and claims made by vendors. Future acquisitions could also expose us to tax liabilities and other amounts owed by the acquired companies. The incurrence of such unforeseen or unanticipated liabilities, should they be significant, could have a material adverse effect on our business, results of operations and financial condition.

        Although we expect to realize strategic, operational and financial benefits as a result of our past or future acquisitions and equity investments, we cannot predict whether, and to what extent, such benefits will be achieved. There are significant challenges to integrating an acquired operation into our business, including, but not limited to:

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  successfully managing the operations, manufacturing facilities and technology;

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  integrating the sales organizations and maintaining and increasing the customer base;

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  retaining key employees, suppliers and distributors;

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  integrating management information, inventory, accounting and research and development activities; and

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  addressing operating losses related to individual facilities or product lines.

        Any future acquisition could involve other risks, including the assumption of additional liabilities and expenses, issuances of debt, transaction costs and diversion of management's attention from other business concerns, and such acquisition may be dilutive to our financial results.

A material disruption at any of our manufacturing facilities could adversely affect our ability to generate sales and meet customer demand.

        In case of a disruption of our operations at our manufacturing facilities due to significant equipment failures, natural disasters, power outages, fires, explosions, terrorism, adverse weather conditions, labor disputes or other reasons, our financial performance could be adversely affected as a result of our inability to meet customer demand for our products. Interruptions in production could increase our cost of sales, harm our reputation and adversely affect our ability to attract or retain our customers. Our highly automated manufacturing equipment and 3D printers may take longer to repair or replace than conventional manufacturing systems. In addition, some of our equipment may be heavily modified over time with adaptations and customization for specific customers that may make our equipment more susceptible to malfunctions that cannot be easily repaired. It may be difficult to replace damaged manufacturing equipment and 3D printers. Replacement of manufacturing equipment and 3D printers may take a commercially unreasonable period of time. In addition, our business continuity plans may not be sufficient to address disruptions attributable to all magnitudes of natural disaster risks at our geographically disparate facilities, such as hurricane risk at our Florida plant, seismic risks at our Colorado facility and severe winter weather risks at our Colorado, Michigan and Pennsylvania facilities. Any interruption in production capability could require us to make substantial capital expenditures to remedy the situation, which could negatively affect our profitability and financial condition. We maintain property damage insurance which we believe to be adequate to provide for reconstruction of facilities and equipment, as well as business interruption insurance to mitigate losses resulting from any production interruption or shutdown caused by an insured loss. However, any recovery under our insurance policies may not offset the lost sales or increased costs that may be experienced during the disruption of operations, which could adversely affect our business, financial condition and results of operations.

A sustained economic downturn would adversely impact our Company.

        Demand for our products and components could be adversely impacted by deterioration in general economic conditions. Furthermore, a recession could result in reduced demand for our traditional manufacturing products and 3D printing, which would negatively impact revenues. In addition, a significant slowdown in the global economy could reduce overall demand for our products. For example, during periods of sustained economic downturn or significant supply/demand imbalances, new vehicle sales may be negatively impacted as consumers shift their purchases to used vehicles, which could result in loss of sales to our customers who supply the automobile manufacturers. The diversified customer base and product applications of our companies may help mitigate the effects of economic fluctuations, however many of our customers and suppliers are reliant on liquidity from global credit markets and, in some cases, require external financing to purchase products or finance operations. Lack of liquidity or inability to access the credit markets by our customers could adversely affect our ability to collect the outstanding amounts due to us. The occurrence of any of the foregoing could have a material and adverse effect on our business, financial condition and results of operations.

Product liability lawsuits could harm our business.

        We face an inherent risk of exposure to product liability claims. We sell components for medical/dental, aerospace, defense and firearms, automotive, consumer durable, and electronic devices industries, any of which may be susceptible to failure that may cause physical injury or death. We may incur significant losses due to lawsuits, including potential class actions, resulting from such adverse events. We may also incur losses from lawsuits relating to the improper use of any of our products and components. In addition, claims or lawsuits related to products that we sell or the unavailability of insurance for product liability claims, could result in the elimination of these products from our product line thus reducing revenues, possibly significantly. Although we maintain production quality controls and procedures, we cannot assure that the products sold will be free from defects. In addition, when manufacturing our products, we also use components manufactured by third parties, which may have defects. We maintain insurance coverage for product liability claims. The insurance policies have limits, however, and may not be sufficient to cover claims made. In addition, this insurance may not continue to be available at a reasonable cost. With respect to components manufactured by third-party suppliers, the contractual indemnification that we may seek from our third-party suppliers may be limited and thus insufficient to cover claims made against us. If insurance coverage or contractual indemnification is insufficient to satisfy product liability claims made against us, the claims could have an adverse effect on our business and financial condition. Even claims without merit could harm our reputation, reduce demand for our products, cause us to incur substantial legal costs and distract the attention of our management. The occurrence of any of the foregoing could have a material and adverse effect on our business, financial condition and results of operations.

Our operations are subject to environmental, health and safety regulations.

        Our traditional manufacturing, advanced manufacturing and 3D printing operations are subject to stringent and complex federal, state, local and European Union laws and regulations, governing environmental protection, health and safety, including the discharge of materials into the environment. These laws and regulations may, among other things:

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  require the acquisition of various permits before operations commence or to continue ongoing operations;

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  restrict the types, quantities and concentrations of various substances that may be employed in manufacturing operations;

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  restrict the types, quantities and concentrations of various substances that may be released into the environment or otherwise disposed of; and

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  require remedial measures to mitigate pollution from former and ongoing operations, such as requirements to remove contamination from real property, whether or not caused by past or ongoing operations.

        The regulatory burden increases the cost of doing business and affects profitability. Additionally, the U.S. Congress and federal and state agencies as well as the European Union regulatory authorities frequently revise environmental, health and safety laws and regulations, and any changes that result in more stringent and costly health and safety, pollution control, waste handling, disposal, cleanup and remediation requirements could have a significant negative impact on our operating costs.

        Some of the existing environmental, health and safety laws and regulations to which we are subject include, among others:

  (i)
  regulations by the Environmental Protection Agency ("EPA") and various state agencies regarding approved methods of disposal for certain hazardous and nonhazardous wastes;

  (ii)
  the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") and analogous state laws that may require the removal of previously disposed wastes (including wastes disposed of or released by prior owners or operators of real estate), the cleanup of property contamination (including groundwater contamination) and remedial plugging operations to prevent future contamination;

  (iii)
  the Clean Air Act and comparable state and local requirements, which establish pollution control requirements with respect to air emissions from our operations;

  (iv)
  the Oil Pollution Act of 1990, which contains numerous requirements relating to the prevention of, and response to, oil spills into waters of the United States;

  (v)
  the Federal Water Pollution Control Act, or the Clean Water Act, and analogous state laws which impose restrictions and strict controls with respect to the discharge of pollutants, including heavy metals and other substances generated by our operations, into waters of the United States, state waters or publicly owned treatment works;

  (vi)
  the Resource Conservation and Recovery Act, which is the principal federal statute governing the treatment, storage and disposal of solid and hazardous wastes, and comparable state statutes;

  (vii)
  the federal Occupational Safety and Health Act and comparable state statutes, which require worker protection from raw materials, products and wastes;

  (viii)
  the federal Toxic Substances Control Act and comparable state and local statutes and regulations requiring that we organize and/or disclose information about hazardous materials stored, used or produced in our operations; and

  (ix)
  the Arms Export Control Act of 1976 ("AECA") and the International Traffic in Arms Regulations promulgated thereunder that govern the export of firearms and defense products controlled by the AECA.

        Our Company has incurred in the past, and expects to incur in the future, capital and other expenditures related to environmental compliance. Although we believe our continued compliance with existing requirements will not have a material adverse impact on our financial condition and results of operations, there is no assurance that the passage of more stringent laws or regulations in the future will not have a negative impact on our financial position and results of operations.

We utilize a hydrogen gas atmosphere in our sintering process and a large liquid hydrogen storage tank at one of our sites which create heightened health and safety risks of explosion or fire that could be materially adverse to our business.

        Certain of our subsidiaries utilize a hydrogen gas atmosphere in the sintering process. We also have a large liquid hydrogen storage tank located in one of our facilities. Liquid hydrogen, if stored carefully, is generally safe, but any escape of liquid hydrogen can create significant hazards. Specifically, in the presence of oxygen, hydrogen can catch fire, sometimes explosively. Our processes are designed to prevent exposure to oxygen in the sintering furnaces by first eliminating any remaining ambient atmosphere by flooding the furnace with inert argon gas prior to introduction of hydrogen. As a result, no oxygen should be present in our hydrogen atmospheres or our hydrogen storage tank, but trace amounts of air may contaminate any hydrogen supply. Our equipment has redundant control and alarm systems to detect hydrogen leaks and shut down all gas flows should a leak or equipment malfunction be detected. However, if the hydrogen should escape, it could come into contact with oxygen in the air and explode or catch fire. When hydrogen catches fire, the hydrogen flames are nearly invisible and are thus both difficult to avoid and to put out. Any fire or explosion originating from a hydrogen leak could seriously injure or cause death of employees and other persons in the vicinity, as well as damage our equipment and our facilities. Further, even if any leaking hydrogen does not explode or cause fire, because it is invisible, odorless and flavorless, if one of our employees or other persons in the vicinity should be exposed to and breathe pure hydrogen they could die of asphyxiation from oxygen deprivation. Any injuries or death arising from our use of hydrogen and any consequent lawsuits and resulting economic damages could be materially adverse to our business. In addition any damage to our facilities or equipment resulting from any explosion or fire could cause an interruption on our production capability and/or cause us to make substantial capital expenditures, either of which could have a material adverse impact on our business, financial condition and results of operations.

As an owner or operator of real property, or generator of waste, we could become subject to liability for environmental contamination, regardless of whether we caused such contamination.

        Under various federal, state and local laws, regulations and ordinances, and, in some instances, international laws, relating to the protection of the environment, a current or former owner or operator of real property may be liable for the cost to remove or remediate contamination on, under, or released from such property and for any damage to natural resources resulting from such contamination. Similarly, a generator of waste can be held responsible for contamination resulting from the treatment or disposal of such waste at any off-site location (such as a landfill), regardless of whether the generator arranged for the treatment or disposal of the waste in compliance with applicable laws. Costs associated with liability for removal or remediation of contamination or damage to natural resources could be substantial and liability under these laws may attach without regard to whether the responsible party knew of, or was responsible for, the presence of the contaminants. In addition, the liability may be joint and several. The presence of contamination or the failure to remediate contamination at our properties, or properties for which we are deemed responsible, may expose us to liability for property damage or personal injury, or materially adversely affect our ability to sell our real property interests or to borrow using the real property as collateral. We cannot be sure that we will not be subject to environmental liabilities in the future as a result of historic or current operations that have resulted or will result in contamination. The occurrence of any of the foregoing could have a material and adverse effect on our business, financial condition and results of operations.

Any failure to maintain and protect our trademarks, trade names and technology may affect our operations and financial performance.

        The market for many of our products is, in part, dependent upon the goodwill engendered by trademarks and trade names. The failure to protect our trademarks and trade names may have a material adverse effect on our business, financial condition and results of operations. Litigation may be required to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights of others. Any action we take to protect our intellectual property rights could be costly and could absorb significant management time and attention. As a result of any such litigation, we could lose any proprietary rights we have. In addition, it is possible that others will independently develop technology that will compete with our technology. The development of new technologies by competitors that may compete with our technologies could reduce demand for our products and affect our financial performance. The occurrence of any of the foregoing could have a material and adverse effect on our business, financial condition and results of operations.

If suppliers that we rely on encounter production, quality, financial or other difficulties, we may experience difficulty in meeting customer demands.

        We rely on unaffiliated suppliers, both domestically and internationally, to produce certain of our products or key components of our products. If we are unable to arrange for sufficient production capacity among our suppliers or if our suppliers encounter production, quality, financial or other difficulties, including labor disturbances or geopolitical risks, or if alternative suppliers cannot be identified, we may encounter difficulty in meeting customer demands. We have historically not had any material deficiencies arising from suppliers, however, any such difficulties or deficiencies arising in the future could have an adverse effect on our business, financial results and results of operations, which could be material. If we do not have sufficient production capacity, either through our internal facilities and/or through suppliers, to meet customer demand for our products, we may experience lost sales opportunities and customer relations problems, which could have a material adverse effect on our business, financial condition and results of operations.

Our business depends on effective information management systems.

        We rely on our enterprise resource planning systems to support such critical business operations as processing sales orders and invoicing, inventory control, purchasing and supply chain management, human resources and financial reporting. If we are unable to successfully implement major systems initiatives and maintain critical information systems with adequate redundancy and backup resources as well as sufficient levels of security to protect against unauthorized access or damage to our information systems, we could encounter difficulties that could have a material adverse impact on our business, internal controls over financial reporting, or our ability to timely and accurately report our financial results.

Cyber-security incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.

        We receive, process, store and transmit, often electronically, the confidential data of our customers and others. Unauthorized access to our computer systems or stored data could result in the theft or improper disclosure of confidential information, the deletion or modification of records or could cause interruptions in our operations. These cyber-security risks increase when we transmit information from one location to another, including transmissions over the Internet or other electronic networks. Despite implemented security measures, our facilities, systems and procedures, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming and/or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our customers and others. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our customers or others, whether by us or a third party, could (i) subject us to civil and criminal penalties, (ii) have a negative impact on our reputation or (iii) expose us to liability to our customers, third parties or government authorities. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

We have in the past discovered, and may in the future discover, material weaknesses in our internal controls. If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our stock.

        During our fiscal year 2014 audit, our external auditors brought to our attention a need to increase the number of persons involved in our financial processes. The auditors identified this material weakness as a "reportable condition," which means that these were matters that, in the auditors' judgment, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. In fiscal 2014, we devoted significant resources to remediate and improve our internal controls. Although we believe that these efforts have strengthened our internal controls and addressed the concerns that gave rise to the "reportable condition," in fiscal 2015 we are continuing to work to improve our internal controls. We cannot be certain that these measures will ensure that we maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our brand and operating results or cause us to fail to meet our reporting obligations. Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our brand and operating results could be harmed. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

If our products, including material purchased from our suppliers, experience quality or performance issues, our business may suffer.

        Our business depends on consistently delivering high-quality products. To this end, we and our customers periodically test our products for quality. Nevertheless, many of our products are highly complex and our testing procedures are limited to evaluating likely and foreseeable failure scenarios. Our tests may fail to detect possible failures and our products may fail to perform as expected. Performance issues could result from faulty design or problems in manufacturing. We have experienced such performance failures in the past and remain exposed to performance failures in the future. In some cases, recall of some or all affected products, product redesigns or additional capital expenditures may be required to correct a defect. In addition, we generally offer warranties on most products, the terms and conditions of which depend upon the product subject to the warranty. In some cases, we indemnify our customers against damages or losses that might arise from certain claims relating to our products. Future claims may have a material adverse effect on our business, financial condition and results of operations. Any significant or systemic product failure could also result in lost future sales of the affected product and other products, as well as reputational damage.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

        Certain of our products are subject to export controls and may be exported only with the required export license or through an export license exception. If we were to fail to comply with export licensing, customs regulations, economic sanctions and other laws, we could be subject to substantial civil and criminal penalties, including fines for us and incarceration for responsible employees and managers, and the possible loss of export or import privileges. In addition, if our distributors fail to obtain appropriate import, export or re-export licenses or permits, we may also be adversely affected through reputational harm and penalties. Obtaining the necessary export license for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, export control laws and economic sanctions prohibit the shipment of certain products to embargoed or sanctioned countries, governments and persons. While we train our employees to comply with these regulations, a violation may nonetheless occur, whether knowingly or inadvertently. Any such shipment could have negative consequences including government investigations, penalties, fines, civil and criminal sanctions, and reputational harm. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in our decreased ability to export or sell our products to existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products could materially adversely affect our business, financial condition and results of operations.

Difficulties may be encountered in the realignment of manufacturing capacity and capabilities among our global manufacturing facilities that could adversely affect our ability to meet customer demands for our products.

        We may realign manufacturing capacity among our global facilities in order to reduce costs by improving manufacturing efficiency and to strengthen our long-term competitive position. The implementation of these initiatives may include significant shifts of production capacity among facilities.

        There are significant risks inherent in the implementation of these initiatives, including, but not limited to, failing to ensure that: there is adequate inventory on hand or production capacity to meet customer demand while capacity is being shifted among facilities; there is no decrease in product quality as a result of shifting capacity; adequate raw material and other service providers are available to meet the needs at the new production locations; equipment can be successfully removed, transported and re-installed; and adequate supervisory, production and support personnel are available to accommodate the shifted production.

        In the event that manufacturing realignment initiatives are not successfully implemented, we could experience lost future sales and increased operating costs as well as customer relations problems, which could have a material adverse effect on our business, financial condition and results of operations.

We may experience significant variability in our quarterly or annual effective income tax rate.

        We have a large and complex tax profile in various jurisdictions. Variability in the mix and profitability of domestic and international activities, repatriation of earnings from our foreign subsidiary in Hungary ("AFT-HU"), changes in tax laws, identification and resolution of various tax uncertainties and the inability to use net operating losses and other carry forwards included in deferred tax assets, among other matters, may significantly impact our effective income tax rate in the future. A significant increase in our quarterly or annual effective income tax rate could have a material adverse impact on our financial condition and results of operations.

There may be certain environmental and geological liabilities associated with certain of our real estate, including our MIM manufacturing facility in Colorado.

        Certain of our subsidiaries own real property at our Colorado facilities. However, our Colorado subsidiaries do not own the mineral rights related to this property. In the past, the property has been used for coal, oil and natural gas extraction. Oil and natural gas extraction is ongoing. As the owner of the real estate, our Colorado subsidiaries and our Company could be strictly liable, jointly and severally, under CERCLA with the mineral rights owner and production well operators for any government mandated remediation of pollution related to the oil and gas production that could have a material adverse effect on our business, notwithstanding that our Colorado subsidiaries did not cause or contribute to the contamination. Coal extraction ceased on the property in 1947, and the mining entities are no longer in business. Consequently, our Colorado subsidiaries and our Company could be strictly liable for government mandated remediation of acid mine seeps or other pollution related to coal mining. As such liabilities are not insured, the payment of such remediation costs could result in an adverse effect on our business or reduced asset value and a reduction in available funds for other corporate purposes.

        The Colorado Geological Survey has concluded that there may be a risk of ground subsidence due to the former mining operations on a small portion of our Colorado property where our principal facilities are located. In the event of a subsidence event, certain of our buildings, equipment and inventory which are material to our business could be damaged or rendered unusable. A subsidence event could also result in bodily harm or injury to our employees and other persons in the vicinity. In addition, our Colorado subsidiaries and our Company could be liable for possible collateral damage or harm, such as possible release of any hazardous waste into the environment. A subsidence event could seriously injure or cause the death of employees and other persons in the vicinity, as well as materially harm our facilities. As such liabilities are not insured, the payment of any personal injury damages and facility remediation and equipment replacement costs, as well as lost revenues attributable to interruption of our ability to conduct business, could result in a material adverse effect on our business or reduced asset value and reduction in funds available for other corporate purposes.

        Semi-volatile organic compounds and chlorinated solvents are present in the soil and groundwater at the facility of our subsidiary General Flange & Forge LLC ("GF&F") (although such contamination was caused off-site, and not by GF&F). GF&F has an indemnity from its landlord covering environmental liabilities pre-dating GF&F's use of the facility. GF&F does not believe that it has any liability related to the facility, however, in the event of a government-mandated remediation, GF&F and our Company could become jointly and severally strictly liable as an operator of the facility under

CERCLA for the costs. As such liabilities are not insured, if for any reason the indemnity covering GF&F by its landlord is not enforceable, the non-indemnified and/or unreimbursed costs of remediation could result in an adverse effect on our business or reduced asset value and reduction in funds available for other corporate purposes.

Political instability in international markets and interruptions in timely and cost-efficient delivery of raw materials from our overseas suppliers could have a negative effect on our Company.

        Significant amounts of raw material purchases by the Company are made from overseas suppliers located in Germany, South Korea, United Kingdom, and Japan. Consequently, we may encounter risks associated with these countries and regions. Such risks include political instability, changes in legal regulations relating to trade, export and employment, and deterioration in underlying economic conditions.

        In particular, domestic policy changes in our overseas suppliers' countries could negatively impact pricing of components purchased from manufacturers in those countries, and any increase in the prices we pay for raw materials could have a negative impact on our margins. Products purchased from our overseas suppliers may also be dependent upon vessel shipping schedules and port availability. In addition, certain of our overseas suppliers may currently operate near capacity, resulting in some of the raw materials we source from them being subject to limitations and there could be restrictions placed on the amount of our orders or timing of deliveries of such materials to us. An inability to secure the raw materials used in the manufacturing of our products or to transport such raw materials in both a cost-effective and timely manner could have a material adverse effect on our operations.

        Risks associated with overseas suppliers will also apply to our subsidiary AFT-Hungary, which conducts its manufacturing in Hungary. The AFT-Hungary business is susceptible to the political and legal climate in Hungary and Europe in general. Any instability in those areas could directly and adversely impact the business prospects of the AFT-Hungary business.

Labor unrest could have a material adverse effect on our business, results of operations and financial condition.

        While none of our U.S. employees are represented by unions, substantially all of our international employees are members of unions or subject to workers' councils or similar statutory arrangements. In addition, many of our direct and indirect customers and vendors have unionized work forces. Strikes, work stoppages or slowdowns experienced by these customers or vendors, contract manufacturers or their other suppliers could result in slowdowns. Organizations responsible for shipping our products may also be impacted by strikes. Any interruption in the delivery of our products could reduce demand for our products and could have a material adverse effect on us.

        In general, we consider our labor relations with our employees to be in good standing. However, in the future, we may be subject to labor unrest. The inability to reach a new agreement could delay or disrupt our operations in the affected regions, including the acquisition of raw materials and components, the manufacture, sales and distribution of products and the provision of services. Occurrences of strikes, work stoppages or lock-outs at our facilities or at the facilities of our vendors or customers could have a material adverse effect on our business, financial condition and results of operations.

Our future research and development projects may not be successful.

        The successful development of our future products can be affected by many factors. Products that appear to be promising at their early phases of research and development may fail to be commercialized for various reasons, including possible failure to obtain any required regulatory approvals. There is no assurance that any of our future research and development projects will be successful or completed within the anticipated time frame or budget or that we will receive the necessary approvals from relevant authorities for the production of these newly developed products, or that these newly developed products will achieve commercial success. Even if such products can be successfully commercialized, they may not achieve the level of market acceptance that we expect.

We have incurred and will continue to incur increased costs as a result of operating as a publicly traded company, and our management devotes substantial time to compliance initiatives.

        As a publicly traded company, we have incurred and will continue to incur additional legal, accounting and other expenses that we did not previously incur prior to becoming a publicly traded company. In addition, the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"), the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and the rules of the SEC and NASDAQ, impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to these compliance initiatives as well as investor relations. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we have incurred additional costs to maintain such coverage. Furthermore, if we are not able to comply with certain requirements of the Sarbanes-Oxley Act in a timely manner, the market price of our common stock could decline and we could be subject to potential delisting by NASDAQ and review by such exchange, the SEC, or other regulatory authorities, which would require the expenditure by us of additional financial and management resources. As a result, our stockholders could lose confidence in our financial reporting, which would harm our business and the market price of our common stock. If we fail to maintain adequate internal controls or fail to implement required new or improved controls, as such control standards are modified, supplemented or amended from time to time, we may not be able to assert that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Effective internal controls are necessary for us to produce reliable financial reports. If we cannot produce reliable financial reports, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and there could be a material adverse effect on our stock price.

Increases in the prices of raw materials would have an adverse effect on our profitability.

        Our profitability may be materially affected by changes in the market price and availability of certain raw materials, most of which are linked to the commodity markets. The principal raw materials we purchase may become very expensive. Prices for copper, steel, aluminum and certain other polymers, derived from oil and natural gas, have experienced significant volatility as a result of changes in the levels of global demand, supply disruptions and other factors. As a result, we have adjusted our prices for certain products and may have to adjust prices again in the future. Delays in implementing price increases or a failure to achieve market acceptance of price increases has in the past and could in the future have a material adverse impact on our results of operations. Any significant increase in raw material prices could have a significant adverse effect on our businesses. In particular, metal powders, especially nickel and chrome, are subject to volatile pricing on world commodity markets. Significant increases in prices of metal powders may negatively impact our MIM companies' profitability if those increases cannot be passed along to customers. Decisions made by major mining companies as to increasing or reducing capacities for mining and refinement of these metals could also significantly affect supplies. In addition, pricing and availability of steel in the world market has a large impact on pricing of these products and, thus, impacts our Flange and Fittings business. Our margins may be adversely subject to price increases by our suppliers that we may not be able to pass along to customers because of competitive decisions by our larger competitors. There is no assurance that we will be able to obtain reasonably priced supply sources in the future.

We are dependent on a limited number of key suppliers for certain raw materials and components.

        For certain of our raw material and component purchases, including certain polymers, copper rod, copper and aluminum tapes, fine aluminum wire, steel wire, optical fiber, circuit boards and other components, we are dependent on a limited number of key suppliers. We have not to date experienced any serious disruptions in deliveries of raw materials from our key suppliers or been unable to obtain materials from alternate suppliers at comparable prices; however, there is a risk that such disruptions could occur in the future at any time and have a material adverse effect on our business. While we rely upon long-term relationships, we generally do not enter into long-term contracts with our key suppliers. The timely procurement of necessary raw materials is critical to each of our operations. In addition, some raw materials are available only from certain suppliers. Consequently, poor supply capacity amid tight demand for these materials, as well as natural disasters or accidents, or other events that negatively impact our suppliers, could adversely affect their timely procurement. Our key suppliers have in the past and could in the future experience production, operational or financial difficulties, or there may be global shortages of the raw materials or components we use, and our inability to find sources of supply on reasonable terms could have a material adverse effect on our ability to manufacture products in a cost-effective way.

A significant uninsured loss or a loss in excess of our insurance coverage could have a material adverse effect on our results of operations and financial condition.

        We maintain insurance covering our normal business operations, including property and casualty protection that we believe is adequate. We do not generally carry insurance covering wars, acts of terrorism, earthquakes or other similar catastrophic events. We may not be able to obtain adequate insurance coverage on financially reasonable terms in the future. A significant uninsured loss or a loss in excess of our insurance coverage could have a material adverse effect on our results of operations and financial condition. In addition, the financial health of our insurers may deteriorate which could result in non-payment of our claims.

The global manufacturing industry in general, and certain of its sectors in particular, tend to be cyclical and/or seasonal. A downturn or weakness in any particular sector, or in overall economic activity, could have a material adverse effect on our financial condition and operating results.

        Historically, the global manufacturing industry has been subject to cyclical fluctuations. These fluctuations, which have affected different sectors of the market at different times and to different degrees, can result from sector-specific dynamics, such as changes in technology, government regulation and end-consumer preference, as well as from changes in general economic conditions. The Company derives a significant portion of its revenues from the automotive and firearms sectors of the manufacturing industry. Both sectors have experienced significant volatility in recent years. For example, the U.S. firearms sector saw substantial growth after the financial crisis and the election of President Obama. Expectations of stricter gun-control legislation also fueled growth. Recently, however, consumer demand has decreased significantly, resulting in reduced production levels by our firearms customers and a material decrease in orders by these customers for our products. Cyclical fluctuations in other business sectors in which we operate, such as the automotive sector, which has also seen significant volatility, could also materially adversely affect our financial condition and results of operations.

        In addition, seasonality, including the variability of shipments under large contracts, customers' seasonal orders and variations in product mix and in profitability of individual orders, affects many aspects of our business and negative seasonal factors could have a material adverse effect on our financial condition and results of operations for the entire year. Our quarterly results of operations also may fluctuate based upon other factors, including production life cycles and product maturity.

Significant movements in foreign currency exchange rates may adversely affect our financial results.

        Our operating results and financial position could be affected by fluctuations in foreign currency exchange markets. Significant fluctuations in the exchange rate may adversely impact the values of foreign currency-denominated product sales, materials costs and production costs in factories overseas. In addition, conversion of foreign currency-denominated assets and liabilities, and the foreign currency-denominated financial statements of overseas subsidiaries into U.S. dollar for disclosure may also affect our companies' assets and liabilities, as well as earnings and expenses. In particular, our operations in Hungary could be subject to liabilities and obligations that must be paid in the Hungarian currency of forints. The value of the forint has been subject to substantial volatility against the U.S. dollar over the past several years. If the forint increases in value against the dollar, the costs of our prospective Hungarian operations may increase and adversely affect the anticipated results expected to be derived from the Hungarian business. In addition, increases and/or decreases in value of other currencies on which we have predicated our business model may also adversely affect our results of operations.

        We may experience problems moving funds out of the countries in which the funds were earned and difficulties in collecting accounts receivable in foreign countries where the usual accounts receivable payment cycle is longer. We may hedge certain currency transactions which might protect us against certain fluctuations in currency value, but such actions might also correspondingly increase our costs of doing business which could adversely affect our competiveness. There can be no assurance that our risk management strategies will be effective.

We are dependent on the retention of key executives.

        Our success is dependent upon the retention of our current experienced executives. We currently have only two senior executives, Jason T. Young, who serves as our Chairman and CEO, and Drew M. Kelley who serves as our Chief Financial Officer. We do not currently plan to add any other senior executives to the management team of our Company. The loss of either of our key executives could have a material adverse effect on our business.

Any impairment in the value of our intangible assets, including goodwill, could negatively affect our operating results and total capitalization.

        Our total assets as of December 28, 2014 reflect net intangible assets of $29.1 million and goodwill of $14.8 million. The goodwill results from our acquisitions, representing the excess of cost over the fair value of the net assets we have acquired. If future operating performance at one or more of our business units were to fall significantly below current levels, if competing or alternative technologies emerge, or if market conditions for businesses acquired declines, we could incur, under current applicable accounting rules, a non-cash charge to operating earnings for impairment of our goodwill or intangible assets. Goodwill and indefinite-lived intangible assets are reviewed for impairment at least annually in June of each fiscal year, or more frequently if a triggering event occurs between impairment testing dates. The Company's impairment assessment begins with a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The qualitative assessment includes comparing the overall financial performance of the reporting units against historical financial results. Additionally, each reporting unit's fair value is assessed in light of certain events and circumstances, including macroeconomic conditions, industry and market considerations, and other relevant entity and reporting unit specific events. If it is determined under the qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then a two-step quantitative impairment test is performed. Under the first step, the estimated fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. If the estimated fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation in acquisition accounting. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit under the two-step assessment is determined using a discounted cash flow analysis. The selection and assessment of qualitative factors used to determine whether it is more likely than not that the fair value of a reporting unit exceeds the carrying value involves significant judgments and estimates. Any determination requiring the write-off of a significant portion of goodwill or unamortized intangible assets could adversely affect our business, financial condition, results of operations and total capitalization, the effect of which could be material.

We are subject to the laws and regulations of the United States and many foreign countries.

        We are subject to a variety of laws regarding our international operations, including the U.S. Foreign Corrupt Practices Act and regulations issued by U.S. Customs and Border Protection, the U.S. Bureau of Industry and Security and the regulations of various foreign governmental agencies. We cannot predict the nature, scope or effect of future regulatory requirements to which our international sales and manufacturing operations might be subject or the manner in which existing laws might be administered or interpreted. Future regulations could limit the countries in which we manufacture or sell some of our products, and increase the cost of obtaining products from foreign sources. In addition, actual or alleged violations of these laws could result in enforcement actions and financial penalties that could result in substantial costs. The occurrence of any of the foregoing could have a material and adverse effect on our business, financial condition and results of operations.

Risks Related to Our Indebtedness

Leverage and debt service obligations may adversely affect us.

        As of June 30, 2014, we had approximately $77.2 million of indebtedness on a consolidated basis. We had an aggregate of approximately $76.9 million in outstanding borrowings under the credit facility provided by Citizens Bank, N.A. (formerly known as RBS Citizens, N.A., "Citizens Bank").

        On November 10, 2014 (the "Effective Date"), the Company and certain of its subsidiaries entered into an Amended and Restated Credit Agreement with Citizens Bank (the "Amended & Restated Credit Agreement"), which amends and restates the Credit Agreement, dated as of April 7, 2014 (the "Original Credit Agreement"), as amended by the First Amendment to Credit Agreement, dated as of June 25, 2014 (the "June 2014 Amendment"), by and among the Company and its certain subsidiaries, Citizens Bank, as Administrative Agent, issuing bank and swingline lender, and Capital One, N.A., as Syndication Agent, and other lenders from time to time party thereto, regarding loans and extensions of credit in the principal amount of up to $90.0 million. In consideration for the Company and its subsidiaries entering into the Amended & Restated Credit Agreement, the Administrative Agent and the lenders waived non-compliance of the Company and its subsidiaries with respect to certain covenants in the Original Credit Agreement and the June 2014 Amendment. On December 23, 2014, the parties to the Amended & Restated Credit Agreement entered into a first amendment to make technical corrections and to clarify, among other matters, that mandatory prepayments of the loans will not be required in connection with any issuance of equity interests of the Company so long as the Company's Senior Leverage Ratio is less than 2.25:1.00 and the proceeds thereof are utilized within 90 days to (i) finance a permitted acquisition or other permitted investments; or (ii) to finance consolidated capital expenditures. If after issuance of equity interests the Company's Senior Leverage Ratio is greater than 2.25:1.00 (as calculated on a pro forma basis), then the proceeds of the issuance of the equity interests will be utilized as follows: 100% of the amount, if any, of such net cash proceeds necessary to reduce the Senior Leverage Ratio to 2.75:1.00 on a pro forma basis, plus (y) 75% of the balance, if any, of such net cash proceeds remaining, to the extent necessary to reduce the Senior Leverage Ratio to 2.25:1.00 on a Pro Forma Basis, plus (z) 50% of the balance, if any, of such net cash proceeds remaining. In the event that any proceeds from the issuance of equity interests are to be applied as cure amounts under the Amended and Restated Credit Agreement, then 100% of such net cash proceeds will be required to be paid as mandatory prepayments of the loans.

        On the Effective Date, the Company and certain of its subsidiaries entered into a subordinated term loan credit agreement with McLarty as administrative agent, and other lenders from time to time party thereto ("Subordinated Loan Agreement"), regarding an extension of credit in the form of a subordinated term loan in an aggregate principal amount of $20.0 million. McLarty is indirectly a related party to one of the officers and directors of the Company and therefore the Board of Directors appointed a special committee consisting solely of independent directors to assure that the Subordinated Loan Agreement is fair and reasonable to the Company and its stockholders. On the Effective Date, the Company repaid a portion of the previously borrowed loans under the Senior Credit Facility using net proceeds from the Subordinated Credit Facility. On December 29, 2014, the Company entered into an amendment to the Subordinated Loan Agreement to clarify, among other matters, that mandatory prepayments of the subordinated loans will not be required in connection with any issuance of equity interests of the Company so long as, after satisfaction of mandatory prepayment obligations under the Senior Credit Facility, the Company's Senior Leverage Ratio is less than 2.25:1.00 and the proceeds thereof are utilized within 90 days to (i) finance a permitted acquisition or other permitted investments; or (ii) to finance consolidated capital expenditures. If after issuance of equity interests the Company's Senior Leverage Ratio is greater than 2.25:1.00 (as calculated on a pro forma basis), then the proceeds of the issuance of the equity interests will be utilized as follows: 25% of the amount, if any, of such net cash proceeds necessary to reduce the Senior Leverage Ratio to 2.25:1.00 on a pro forma basis, plus 50% of the balance. In the event that any proceeds from the issuance of equity interests are to be applied as cure amounts under the Subordinated Loan Agreement, then 100% of such net cash proceeds will be required to be paid as mandatory prepayments of the subordinated loans.

        We are voluntarily raising equity capital in this offering with the primary objectives of deleveraging the Company, increasing flexibility under our credit agreements and increasing liquidity in the Company's publicly traded common stock. We plan to use all of the net proceeds from this offering to prepay a portion of the outstanding indebtedness under our Senior Credit Facility and our Subordinated Credit Facility, which we used to finance our acquisitions of ATC, Thixoforming, Kecy and Munson.

        Our indebtedness increases the possibility that we may be unable to generate cash sufficient to pay the principal of, interest on, or other amounts due with respect to our indebtedness. Our Senior Credit Facility bears interest at floating rates related to LIBOR, Eurodollar Rates, Eurocurrency Rates, Federal Funds Rate and Prime Rates. As a result, our interest payment obligations on such indebtedness will increase if such interest rates increase. Our leverage could have negative consequences on our financial condition and results of operations, including:

  •
  impairing our ability to meet one or more of the financial ratios contained in our Senior Credit Facility or to generate cash sufficient to pay interest or principal, including periodic principal payments;

  •
  increasing our vulnerability to general adverse economic and industry conditions;

  •
  limiting our ability to obtain additional debt or equity financing;

  •
  requiring the dedication of a portion of our cash flow from operations to service our debt, thereby reducing the amount of our cash flow available for other purposes, including capital expenditures;

  •
  requiring us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet payment obligations;

  •
  limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we compete; and

  •
  placing us at a possible competitive disadvantage with less leveraged competitors and competitors that may have better access to capital resources.

        The credit agreements governing our Senior Credit Facility and the Subordinated Credit Facility require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios in certain situations and maintaining insurance coverage. These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations. If we were to default on the credit agreements or other debt instruments, our financial condition would be adversely affected.

If we default on any of the Financial Ratio Covenants required by our Credit Facilities, all of our outstanding loans would become due and payable which would be materially adverse to our Company.

        The terms and conditions of the respective agreements governing the Senior Credit Facility and the Subordinated Credit Facility (together, our "Credit Facilities") each contain covenants requiring the Company to maintain certain financial ratios. Non-compliance by the Company with any of the financial ratio covenants would constitute events of default under both of the Credit Facilities pursuant to cross-default provisions and result in acceleration of payment obligations for all outstanding principal and interest for loans made under both of the Credit Facilities, unless such defaults were waived or subject to forbearance by the respective creditors.

          Senior Credit Facility Financial Ratios.     The Company's Senior Credit Facility contains financial ratio covenants, summarized as follows:

          Minimum Fixed Charge Coverage Ratio.    The Company may not have a Fixed Charge Coverage Ratio less than 1.25:1.00 as of the last day of any fiscal quarter ending on or prior to the maturity date. The Fixed Charge Coverage Ratio is defined as the ratio of (a) consolidated EBITDA minus the unfinanced portion of capital expenditures minus expense for taxes paid in cash; to (b) fixed charges, all calculated for the Company and its subsidiaries on a consolidated basis in accordance with GAAP.

          The summary calculations of the Company's Senior Credit Facility Fixed Charge Coverage Ratio for the most recent reporting date of the Company as of the date of this prospectus are as follows:

Consolidated EBITDA*	$17,611
Less unfinanced portion of capital expenditures	(6,644)
Less expense for taxes paid in cash	(435)

Coverage Amount (a)	$10,532
Fixed Charges (b)	$7,339
Fixed Charge Coverage Ratio (a:b) (must not be less than 1.25:1.00)	1.4

*
For the twelve months ended December 28, 2014.

          Maximum Total Leverage Ratio.    The Company may not permit the Maximum Total Leverage Ratio, as of the last day of any fiscal quarter ending during any period set forth in the table below, to exceed the ratio set forth opposite such period in the table below. The Maximum Total

  Leverage Ratio is defined as the ratio of (a) funded indebtedness of the Companies and its subsidiaries as of such date, to (b) consolidated EBITDA of the Company and its subsidiaries for the test period ended as of such date.

Period	Total Leverage Ratio
Through March 28, 2015	5.25:1.00
March 29, 2015 through June 29, 2015	5.00:1.00
June 30, 2015 through September 26, 2015	4.75:1.00
September 27, 2015 through December 26, 2015	4.50:1.00
December 27, 2015 through June 29, 2016	4.25:1.00
June 30, 2016 through December 24, 2016	4.00:1.00
December 25, 2016 and thereafter	3.50:1.00

          The summary calculations of the Company's Senior Credit Facility Maximum Total Leverage Ratio for the most recent reporting date of the Company as of the date of this prospectus are as follows:

Funded Indebtedness (a)	$81,307
Consolidated EBITDA* (b)	$17,611
Maximum Total Leverage Ratio (a:b)	4.6

*
For the twelve months ended December 28, 2014.

          Maximum Senior Leverage Ratio.    The Company may not permit the Maximum Senior Leverage Ratio, as of the last day of any fiscal quarter ending during any period set forth in the table below, to exceed the ratio set forth opposite such period in the table below. The Maximum Senior Leverage Ratio means, as to the Company and its subsidiaries on a consolidated basis as of the date of its determination, the ratio of (a) funded indebtedness of the Company and its subsidiaries, less the aggregate amount of junior financing of the Company and its subsidiaries included therein as of such date; to (b) Consolidated EBITDA of the Company and its subsidiaries for the Test Period ended as of such date.

Period	Senior Leverage Ratio
Through March 28, 2015	3.75:1.00
March 29, 2015 through June 29, 2015	3.50:1.00
June 30, 2015 through September 26, 2015	3.25:1.00
September 27, 2015 through December 26, 2015	3.00:1.00
December 27, 2015 through June 29, 2016	2.75:1.00
June 30, 2016 through December 24, 2016	2.50:1.00
December 25, 2016 and thereafter	2.25:1.00

          The summary calculations of the Company's Senior Credit Facility Maximum Senior Leverage Ratio for the most recent reporting date of the Company as of the date of this prospectus are as follows:

Funded Indebtedness	$81,307
Less aggregate amount of junior financing	(20,000)

Senior Leverage Amount (a)	$61,307
Consolidated EBITDA* (b)	$17,611
Senior Leverage Ratio (a:b)	3.5

*
For the twelve months ended December 28, 2014.

          Subordinated Credit Facility Financial Ratios.     The Company's Subordinated Credit Facility contains the following financial ratio covenants, summarized as follows:

          Minimum Fixed Charge Coverage Ratio.    The Company may not have a Fixed Charge Coverage Ratio less than 1.10:1.00 as of the last day of any fiscal quarter ending on or prior to the maturity date. The Fixed Charge Coverage Ratio is defined as the ratio of (a) Consolidated EBITDA minus the unfinanced portion of capital expenditures minus expense for taxes paid in cash; to (b) fixed charges, all calculated for the Company and its subsidiaries on a consolidated basis in accordance with GAAP.

          The summary calculations of the Company's Subordinated Credit Facility Fixed Charge Coverage Ratio for the most recent reporting date of the Company as of the date of this prospectus are as follows:

Consolidated EBITDA*	$17,611
Less unfinanced portion of capital expenditures	(6,644)
Less expense for taxes paid in cash	(435)

Coverage Amount (a)	$10,532
Fixed Charges (b)	$7,339
Fixed Charge Coverage Ratio (a:b) (must not be less than 1.10:1.00)	1.4

*
For the twelve months ended December 28, 2014.

          Maximum Total Leverage Ratio.     The Company may not have a Total Leverage Ratio, as of the last day of any fiscal quarter ending during any period set forth in the table below, to exceed the ratio set forth opposite such period in the table below. The Total Leverage Ratio means, as to the Company and its subsidiaries on a consolidated basis as of the date of its determination, the ratio of (a) funded indebtedness of the Company and its subsidiaries as of such date, to (b) Consolidated EBITDA of the Company and its subsidiaries for the test period ended as of such date.

Period	Total Leverage Ratio
Through December 30, 2014	5.50:1.00
December 31, 2014 through March 30, 2015	5.50:1.00
March 31, 2015 through June 29, 2015	5.25:1.00
June 30, 2015 through September 29, 2015	5.00:1.00
September 30, 2015 through March 30, 2016	4.75:1.00
March 31, 2016 through September 29, 2016	4.50:1.00
September 30, 2016 and thereafter	4.00:1.00

          The summary calculations of the Company's Subordinated Credit Facility Total Leverage Ratio for the most recent reporting date of the Company as of the date of this prospectus are as follows:

Funded Indebtedness (a)	$81,307
Consolidated EBITDA* (b)	$17,611
Maximum Total Leverage Ratio (a:b)	4.6

*
For the twelve months ended December 28, 2014.

  Compliance with Financial Ratio Covenants

          Upon completion of this offering and our use of the proceeds for loan repayments made in accordance with our Senior Credit Facility and our Subordinated Credit Facility agreements, we believe we will be in compliance with both of our Credit Facilities.

Prior to the amendment and restatement of the Company's Senior Credit Facility on November 10, 2014 (as amended on December 23, 2014, the "Amended & Restated Senior Credit Agreement"), the Company was in non-compliance with certain covenants contained in the predecessor credit agreement, dated as of April 7, 2014, as amended June 25, 2014 (the "Original Credit Agreement"). The Company is no longer subject to any of the terms or conditions of the Original Credit Agreement. Management believes that the terms and conditions of the Amended & Restated Senior Credit Agreement and the Subordinated Credit Agreement provide the Company with sufficient financial operating flexibility to reasonably maintain compliance with all financial ratio covenants, however, in the event of any financial ratio covenant breach, the consequential event of default of the Credit Facilities could be materially adverse to the Company and its business.

Despite current indebtedness levels and restrictive covenants, we and our subsidiaries may incur additional indebtedness or we may pay dividends in the future. This could further exacerbate the risks associated with our substantial financial leverage.

        We and our subsidiaries may incur significant additional indebtedness in the future under the agreements governing our indebtedness. Although the credit agreements governing our Senior Credit Facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of thresholds, qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be material. Additionally, these restrictions also will not prevent us from incurring obligations that, although preferential to our common stock in terms of payment, may not constitute indebtedness.

        In addition, if new debt is added to our Company's and/or our subsidiaries' debt levels, the related risks that we now face as a result of our leverage would intensify.

To service our indebtedness, we will require significant amounts of cash and our ability to generate cash depends on many factors beyond our control.

        Our operations are conducted through our subsidiaries. Our ability to make cash payments on our indebtedness and to fund planned capital expenditures will depend on the earnings and the distribution of funds from our subsidiaries. Further, the terms of the instruments governing our indebtedness significantly restrict certain of our subsidiaries that are borrowers or guarantors under the Senior Credit Facility and/or the Subordinated Credit Facility from paying dividends and otherwise transferring assets to us. Our ability to make cash payments on and to refinance our indebtedness, to fund planned capital expenditures and to meet other cash requirements will depend on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors beyond our control. We might not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

        Our business may not generate sufficient cash flow from operations and future borrowings may not be available under our Senior Credit Facility and/or the Subordinated Credit Facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. In such circumstances, we may need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. Such actions, if necessary, may not be effected on commercially reasonable terms or at all. Our indebtedness will restrict our ability to sell assets and use the proceeds from such sales.

        If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our Senior Credit Facility and/or our Subordinated Credit Facility to avoid being in default. If we breach our covenants under our Senior Credit Facility and/or our Subordinated Credit Facility and seek waivers, we may not be able to obtain waivers from the required lenders. If this occurs, we would be in default under our Senior Credit Facility and the Subordinated Credit Facility, and the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

We are dependent upon our lenders for financing to execute our business strategy and meet our liquidity needs. If our lenders are unable to fund borrowings under their credit commitments or we are unable to borrow, it could negatively impact our business.

        During periods of volatile credit markets, there is a risk that any lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their legal commitments and obligations under existing credit commitments, including, but not limited to, extending credit up to the maximum permitted by our Senior Credit Facility and/or our Subordinated Credit Facility. If our lenders are unable to fund borrowings or we are unable to borrow (such as having insufficient capacity under our borrowing base), it could be difficult in such environments to obtain sufficient liquidity to meet our operational needs.

Our ability to obtain additional capital on commercially reasonable terms may be limited.

        Although we believe our cash and cash equivalents as well as cash we expect to generate from operations and availability under our Senior Credit Facility and/or our Subordinated Credit Facility, provide adequate resources to fund ongoing operating requirements, we may need to seek additional financing to compete effectively. If we are unable to obtain capital on commercially reasonable terms, it could:

  •
  reduce funds available to us for purposes such as working capital, capital expenditures, research and development, strategic acquisitions and other general corporate purposes;

  •
  restrict our ability to introduce new products or exploit business opportunities;

  •
  increase our vulnerability to economic downturns and competitive pressures in the markets in which we operate; and

  •
  place us at a competitive disadvantage.

Difficult and volatile conditions in the capital, credit and commodities markets and in the overall economy could have a material adverse effect on our financial position, results of operations and cash flows.

        A worsening of global economic conditions, including concerns about sovereign debt and significant volatility in the capital, credit and commodities markets could have a material adverse effect on our financial position, results of operations and cash flows. Difficult conditions in these markets and the overall economy affect our business in a number of ways. For example:

  •
  in the event of volatility in commodity prices, we may encounter difficulty in achieving sustained market acceptance of past or future price increases, which could have a material adverse effect on our financial position, results of operations and cash flows;

  •
  under difficult market conditions there can be no assurance that borrowings under our Senior Credit Facility and/or our Subordinated Credit Facility would be available or sufficient, and in such a case, we may not be able to successfully obtain additional financing on reasonable terms, or at all;

  •
  in order to respond to market conditions, we may need to seek waivers from various provisions in our Senior Credit Facility and/or our Subordinated Credit Facility. There can be no assurance that we can obtain such waivers at a reasonable cost, if at all;

  •
  market conditions could cause the counterparties to the derivative financial instruments we may use to hedge our exposure to interest rate, commodity or currency fluctuations to experience financial difficulties and, as a result, our efforts to hedge these exposures could prove unsuccessful and, furthermore, our ability to engage in additional hedging activities may decrease or become more costly; and

  •
  market conditions could result in our key customers experiencing financial difficulties and/or electing to limit spending, which in turn could result in decreased sales and earnings for us.

Risks Related to Ownership of our Common Stock and this Offering

One holder of our common stock exerts significant influence over our Company and may make decisions with which other stockholders may disagree that could reduce the value of our stock.

        Everest Hill Group owns 9,035,193 shares of 15,080,121 outstanding shares of common stock as of the date of this prospectus. Everest Hill Group will own approximately 50% of the Company following the completion of this offering, assuming the sale of all shares offered hereby. As a result, Everest Hill Group has the ability to exert significant influence over our business and may make decisions with which other stockholders may disagree, including, among other things, the appointment of officers and directors, changes in our business plan, delaying, discouraging or preventing a change of control of our Company or a potential merger, consolidation, tender offer, takeover or other business combination.

The price of our common stock may fluctuate significantly, and investors could lose all or part of their investment.

        The market price of our common stock has been highly volatile. During the twelve months ended December 31, 2014, the market price of our common stock fluctuated significantly from a high of $25.00 to a low of $7.91 per share. The market price of our common stock may continue to be volatile in the future. Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the price investors paid for such common stock. The market price of our common stock could fluctuate significantly for various reasons, including:

  •
  our operating and financial performance and prospects;

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  our quarterly or annual earnings or those of other companies in our industry;

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  the public's reaction to our press releases, our other public announcements and our filings with the SEC;

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  changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry;

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  the failure of research analysts to cover our common stock;

  •
  strategic actions by us, our customers or our competitors, such as acquisitions or restructurings;

  •
  new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

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  the impact on our profitability temporarily caused by the time lag between when we experience cost increases until these increases flow through cost of sales because of our method of accounting for inventory, or the impact from our inability to pass on such price increases to our customers;

  •
  material litigations or government investigations;

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  changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

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  changes in key personnel;

  •
  sales of common stock by us, Everest Hill Group or members of our management team;

  •
  the implementation of our employee stock purchase plan or the granting or exercise of employee stock options;

  •
  volume of trading in our common stock; and

  •
  the realization of any risks described under this "Risk Factors" section.

        These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a class action lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

        In addition, volatility or lack of performance in the trading price of our common stock may also affect our ability to attract and retain qualified personnel. Many of our employees acquire common stock through our employee stock purchase plan. Employees may be more likely to leave us if the shares they own appreciate in value relative to the original purchase prices of the shares they hold are significantly above the trading price of our common stock. If we are unable to retain our employees, our business, financial condition and results of operations would be harmed.

We do not currently intend to pay dividends on our common stock and, consequently, the ability to achieve a return on your investment in our common stock will depend on appreciation in the price of our common stock. If our common stock does not appreciate in value, investors could suffer losses in their investment in our common stock.

        We do not currently expect to pay cash dividends on our common stock. Any future dividend payments are within the absolute discretion of our Board of Directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, business opportunities, potential acquisition opportunities, anticipated cash needs, provisions of applicable law, and other factors that our Board of Directors may deem relevant. We may not generate sufficient cash from operations in the future to pay dividends on our common stock. As a result, the success of any investment in our common stock will depend on future appreciation in its value. The price of our common stock may not appreciate in value or even maintain the price at which our shares were purchased. If our common stock does not appreciate in value, investors could suffer losses in their investment in our common stock.

You will incur immediate and substantial dilution as a result of this offering.

        Investors purchasing the offered securities in this offering will incur immediate and substantial dilution in net tangible book value per share. Purchasers of the offered securities will effectively incur dilution of $4.94 per share in the net tangible book value of their purchased shares. In addition, purchasers of the offered securities in this offering will own only approximately 16.6% of our common stock outstanding after this offering.

Investors may experience dilution of their ownership interests due to the future issuance of additional shares of our common stock which could be materially adverse to the value of our common stock.

        As of December 28, 2014, we had 15,080,121 shares of our common stock outstanding. We are authorized to issue up to 250,000,000 shares of common stock and 2,000,000 shares of preferred stock. We or our stockholders, including Everest Hill Group, may sell additional shares of common stock in subsequent offerings or we may issue shares of our common stock as consideration in the future acquisitions. Our Board of Directors may authorize the issuance of additional common or preferred shares under applicable state law without stockholder approval. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with the hiring of personnel, future acquisitions, future private placements of our securities for capital raising purposes or for other business purposes. If we need to raise additional capital to expand or continue operations, it may be necessary for us to issue additional equity or convertible debt securities. If we issue equity or convertible debt securities, the net tangible book value per share may decrease, the percentage ownership of our current stockholders may be diluted and such equity securities may have rights, preferences or privileges senior or more advantageous to our common stockholders. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

We may issue additional common shares or other securities to finance our growth.

        We may finance the development of our products and services or generate additional working capital through additional equity financing. Therefore, subject to the rules of NASDAQ, we may issue additional shares of our common stock and other equity securities of equal or senior rank, with or without stockholder approval, in a number of circumstances from time to time. The issuance by us of shares of our common stock or other equity securities of equal or senior rank will have the following effects:

  •
  the proportionate ownership interest in us held by our existing stockholders will decrease;

  •
  the relative voting strength of each previously outstanding share of common stock may be diminished; and

  •
  the market price of our common stock may decline.

        In addition, if we issue our common shares in a future offering at a price lower than the price in this offering, it will be dilutive to purchasers of the offered securities in this offering.

Future sales of shares may cause the market price of our common stock to decline.

        Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the price of our common stock and impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have 18,080,121 shares of common stock outstanding. Of these outstanding shares, the shares of common stock sold in this offering will be freely tradable, without restriction, in the public market unless purchased by our "affiliates," as defined under Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). The remaining shares of common stock will be "restricted securities," as that term is defined in Rule 144 under the Securities Act, and will be freely tradable subject to the applicable holding period, volume, manner of sale and other limitations under Rule 144 or Rule 701 of the Securities Act.

        Upon completion of this offering, most of the restricted securities will be subject to lock-up agreements with the underwriters, restricting the sale of such shares for ninety days after the date of this offering. This lock-up agreement is subject to a number of exceptions, however, and holders may be released from this agreement with the prior written consent of the representative of the underwriters.

        Additionally, we intend to register all shares of our common stock that we may issue under our employee stock purchase plans. Once we register these shares, they can be freely sold in the public market, unless pursuant to their terms, these stock purchase plans have transfer restrictions attached to them.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

        The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on NASDAQ and if the price of our shares of common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser's written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

We will be required to meet NASDAQ's continued listing requirements and other NASDAQ rules, or we may risk delisting. Delisting could negatively affect the price of our common stock, which could make it more difficult for us to sell securities in a future financing or for you to sell your common stock.

        We are required to meet the continued listing requirements of NASDAQ and other NASDAQ rules, including those regarding minimum stockholders' equity, minimum share price and certain other corporate governance requirements. In particular, we are required to maintain a minimum bid price for our listed common stock of $1.00 per share. If we do not meet these continued listing requirements, our common stock could be delisted. Delisting from NASDAQ would cause us to pursue eligibility for trading of these securities on other markets or exchanges, or on over-the-counter quotation systems. In such case, our stockholders' ability to trade, or obtain quotations of the market value of, our common stock would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices of these securities. There can be no assurance that the offered securities, if delisted from NASDAQ in the future, would be listed on a national securities exchange, a national quotation service, the over-the-counter Markets or the pink sheets. Delisting from NASDAQ, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of the offered securities, decrease securities analysts' coverage of us or diminish investor, supplier and employee confidence.

We are a "controlled company" within the meaning of the rules of NASDAQ and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. Our stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

        We are a "controlled company" within the meaning of the rules of NASDAQ and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. Our stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

        Under NASDAQ rules, a company which has more than 50% of the voting power held by an individual, group or another company is a "controlled company." Everest Hill Group controls a majority of the voting power of our outstanding common stock. As a result, we qualify as a "controlled company" within the meaning of the corporate governance standards of NASDAQ. We rely on the exemptions from certain NASDAQ corporate governance requirements. Our stockholders will not have the same protections afforded to stockholders of companies that are subject to those NASDAQ requirements.

        We currently elect to comply with certain corporate governance requirements, including maintaining a majority of independent directors on our Board of Directors; however, we may in the future decide not to have a majority of independent directors and not to have our nominating and compensation committees consist entirely of independent directors. Accordingly, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

There can be no assurance that we will ever provide liquidity to our investors through a sale of our Company.

        While acquisitions of companies like ours are not uncommon, potential investors are cautioned that no assurances can be given that any form of merger, combination, or sale of our Company will take place following this offering, or that any merger, combination, or sale, even if consummated, would provide liquidity or a profit for our investors following this offering. You should not invest in our Company with the expectation that we will be able to sell the business in order to provide liquidity or a profit for our investors.

Reports published by analysts, including projections in those reports that exceed our actual results, could adversely affect our common stock price and trading volume.

        We currently expect that securities research analysts, including those affiliated with our underwriters, will publish their own periodic projections for our business. These projections may vary widely and may not accurately predict the results we actually achieve. Our stock price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our stock price or trading volume could decline. While we expect research analyst coverage, if no analysts commence coverage of us, the trading price for our stock and the trading volume could be adversely affected.

 OUR HISTORY

        Our Company was incorporated in the State of Utah on September 30, 1987. On August 8, 2012, we acquired Advanced Forming Technology, Inc. and AFT-Hungary kft., a leading provider of small precision metal components to a wide variety of industries. On the same date, we acquired all of the shares of Quadrant Metals Technology, LLC, whose subsidiaries provide high-quality fabricated metal components to some of the fastest growing industries, among them medical/dental devices, defense and firearms, electronic devices, and the fluid handling industries, including energy (oil, gas, power plants, et al.).

        On April 7, 2014, we acquired two companies, Advance Tooling Concepts, LLC and Thixoforming LLC. ATC is a leading plastic injection molding company, offering complete, turnkey plastic injection molding capabilities, as well as fully-staffed and equipped in-house molding and tooling expertise to customers in high growth markets, including the medical/dental device, electronic, consumer, defense and firearms industries. Thixoforming is a leading provider of magnesium injection molding, producing complex, high-density injection molding components from magnesium alloys. On the same date, we announced a $90.0 million debt refinancing transaction, which funded the acquisitions of ATC and Thixoforming and provided us with additional capital to pursue other acquisitions.

        On June 25, 2014, we acquired substantially all of the assets of Kecy Corporation and Munson. Kecy is a precision metal stamping company that also offers value-added secondary design and production processing. We acquired certain real property from Munson used in Kecy's operations. The acquisition allowed ARC to provide its customers with metal stamping applications in order to offer a more holistic solution and improve their speed-to-market.

        Everest Hill Group has been our majority stockholder since 2008. Over its 35-year investment history, Everest Hill Group and its affiliated investment vehicles have invested in over 75 companies, including approximately several dozen portfolio companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Any statements made in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are "forward-looking statements" within the meaning of Section 27A of the Securities Act and should be evaluated as such. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies. These statements often include words such as "anticipate," "expect," "suggests," "plan," "believe," "intend," "estimates," "targets," "projects," "should," "could," "would," "may," "will," "forecast," "target" and other similar expressions. These forward-looking statements are contained throughout this prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Capitalization" and "Business." We base these forward-looking statements or projections on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances and at such time. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. The forward-looking statements and projections are subject to and involve risks, uncertainties and assumptions and you should not place undue reliance on these forward-looking statements or projections. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements and projections, including:

  •
  risks associated with our international operations;

  •
  significant movements in foreign currency exchange rates;

  •
  changes in the general economy, as well as the cyclical nature of our markets;

  •
  availability and cost of raw materials, parts and components used in our products;

  •
  the competitive environment in the areas of our planned industrial activities;

  •
  our ability to identify, finance, acquire and successfully integrate attractive acquisition targets;

  •
  our expected earnings;

  •
  the amount of and our ability to estimate known and unknown liabilities;

  •
  material disruption at any of our significant manufacturing facilities;

  •
  the solvency of our insurers and the likelihood of their payment for losses;

  •
  our ability to manage and grow our business and execution of our business and growth strategies;

  •
  our ability and the ability our customers to access required capital at a reasonable costs;

  •
  our ability to expand our business in our targeted markets;

  •
  the level of capital investment and expenditures by our customers in our strategic markets;

  •
  our financial performance;

  •
  our ability to identify, address and remediate any material weakness in our internal control over financial reporting;

  •
  our ability to achieve or maintain credit ratings and the impact on our funding costs and competitive position if we do not do so;

  •
  concentration of sales among a limited number of customers or distributors;

  •
  changes in technology;

  •
  our ability to fully realize anticipated benefits from prior or future acquisitions or equity investments;

  •
  industry competition and the ability to retain customers through product innovation, introduction and marketing;

  •
  risks associated with our sales through channel partners;

  •
  possible production disruptions due to supplier or contract manufacturer bankruptcy, reorganization or restructuring;

  •
  the risk that internal production capacity and that of contract manufacturers may be insufficient to meet customer demand or quality standards for our products; and

  •
  other risk factors as disclosed in this prospectus.

        Other unknown or unpredictable factors could also cause actual results to differ materially from those in any forward-looking statement or projection. Due to such uncertainties and risks, you should be cautioned not to place undue reliance on any forward-looking statements or projections, which speak only as of the date of this prospectus. We undertake no obligation to publicly update or revise forward-looking statements or projections, whether as a result of new information, future events or otherwise, except to the extent legally required. Nothing contained in this prospectus shall be deemed to be a forecast, projection or estimate of the future financial performance of our Company or any of its subsidiaries, unless otherwise expressly stated.

 USE OF PROCEEDS

        We estimate that the net proceeds from the sale of common stock offered by us will be approximately $13.5 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares of our common stock in full, we estimate that the net proceeds we receive from this offering will be approximately $15.6 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        We are voluntarily raising equity capital in this offering with the primary objectives of deleveraging the Company, increasing flexibility under our credit agreements and increasing liquidity in the Company's publicly traded common stock. The Company plans to use all of the net proceeds from the Offering to prepay a portion of the outstanding indebtedness under our Senior Credit Facility and our Subordinated Credit Facility, which we used to finance our acquisitions of ATC, Thixoforming, Kecy and Munson.

        The Company's borrowings under the Senior Credit Facility may be made as Base Rate Loans or Eurocurrency Rate Loans. The Base Rate loans will bear interest at the fluctuating rate per annum equal to (i) the highest of (a) the Federal Funds Rate plus 1/2 of 1.00%, (b) Citizens own prime rate; and (c) the adjusted Eurodollar rate on such day for an interest period of one (1) month plus 1.00%; and (ii) plus the Applicable Rate, as described below. Eurodollar Rate Loans will bear interest at the rate per annum equal to (i) the ICE Benchmark Administration LIBOR Rate; plus (ii) the following Applicable Rate: (i) 3.00% with respect to Base Rate Loans and (ii) 4.00% with respect to Eurodollar Rate Loans, in each case until December 31, 2014, and thereafter the Applicable Rate will be adjusted quarterly responsive to the Company's total leverage ratio, in a range of 1.50% to 3.00% for Base Rate Loans, and 2.50% to 4.00% for Eurodollar Rate Loans. The Senior Credit Facility matures on April 7, 2019.

        The Company's $20.0 million subordinated term loan borrowed under the McLarty Subordinated Credit Agreement bears interest at the rate of 11% per annum and matures on November 10, 2019.

 DIVIDEND POLICY

        We have never declared cash dividends on our equity securities, and currently do not plan to declare cash dividends on shares of our common stock in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our Board of Directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our Board of Directors.

 MARKET PRICE OF OUR COMMON STOCK

        Since April 10, 2007, our common stock has traded on NASDAQ under the symbol "ARCW". Prior to that date, our common stock traded on over-the-counter quotation systems since 1999. Because trading in our shares is limited, prices can be highly volatile.

        The table below presents the high and low sales prices of our common stock on NASDAQ during each of the quarters in the past two fiscal years. The common stock prices from May 1, 2014 and prior periods have been adjusted to give effect to (i) our 1-to-1.95 reverse stock split on August 7, 2012 and (ii) our 1.5-to-1 stock dividend paid on May 1, 2014.

	Common Stock Sales Price
	High	Low
Quarter Ending:
March 31, 2015	$10.40	$5.15
December 31, 2014	$18.22	$7.91
September 30, 2014	$25.00	$12.50
June 30, 2014	$18.91	$12.05
March 31, 2014	$13.96	$8.31
December 31, 2013	$17.49	$2.46
September 30, 2013	$2.58	$1.86
June 30, 2013	$2.38	$1.86
March 31, 2013	$2.80	$2.07
December 31, 2012	$3.43	$1.84
September 30, 2012	$3.43	$1.72

        On April 1, 2015, the closing sale price for our common stock on NASDAQ was $5.00 and we had 169 stockholders of record.

 CAPITALIZATION

        The following table presents a summary of our cash, cash equivalents, short-term investments and capitalization as of December 28, 2014 (the end of our second quarter for the fiscal year June 30, 2015):

  •
  on an actual basis;

  •
  on a pro forma as adjusted basis to give effect to (i) the issuance and sale by us of shares of our common stock, (ii) our receipt of the estimated net proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) our use of the estimated net proceeds from this offering to prepay outstanding indebtedness under the Senior Credit Facility and the Subordinated Credit Facility.

        All references to share numbers below give effect to our 1.5-to-1 stock dividend paid on May 1, 2014. You should read the following table in conjunction with "Use of Proceeds" and the financial statements and the related notes thereto included in this prospectus or incorporated by reference herein.

	As of December 28, 2014
	Actual	Pro Forma as Adjusted
Cash and cash equivalents	$3,859	$3,859
Total debt	$75,927	$62,397
Stockholders' equity
Preferred stock 2,000,000 shares authorized, no par value; no shares issued and outstanding (unaudited and as adjusted)	$—	—
Common stock, $0.0005 par value, 250,000,000 shares authorized; 15,088,522 shares issued and 15,080,121 shares issued and outstanding (actual); and 18,088,522 shares issued and 18,080,121 shares issued and outstanding (as adjusted).	$3	$5
Treasury Stock, at cost; 8,401 shares at December 28, 2014.	$(94)	$(94)
Additional paid in capital.	$14,122	$27,650
Retained earnings	$16,259	$16,259
Total stockholders' equity	$31,400	$44,930

Total capitalization	$111,186	$111,186

DESCRIPTION OF COMMON STOCK

        We are authorized to issue 252,000,000 shares of capital stock, consisting of 250,000,000 shares of common stock, par value $.0005 per share, and 2,000,000 shares of preferred stock, par value of $.001 per share. As of December 28, 2015, we had 15,080,121 shares of our common stock outstanding and no shares of preferred stock issued or outstanding.

        All references to share numbers in this prospectus give effect to our stock dividend paid on May 1, 2014, pursuant to which each stockholder of our Company on the record date received one-and-one-half (1.5) additional shares of our common stock for each one (1) share of common stock held as of the close of business on the record date. Holders of fractions of shares of our common stock received a proportional fractional number of shares.

        Our Board of Directors authorized the repurchase of up to $250,000 of our common stock on October 9, 2013. The stock repurchase program does not obligate us to acquire any particular amount of stock. It also does not have an expiration date and may be limited or terminated at any time without notice. In the second quarter of fiscal year 2014, we repurchased 8,096 shares as treasury stock and accounted for these shares using the Cost Method. At June 30, 2013 we had 305 shares of treasury stock. As of the date of this prospectus, we hold a total of 8,401 shares of our common stock as treasury stock. We will not be purchasing any shares of our common stock during the period of any offers and sales under this prospectus.

        The holders of our common stock:

  •
  have equal ratable rights to dividends from funds legally available if and when declared by our Board of Directors;

  •
  do not have cumulative voting rights;

  •
  are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs; and

  •
  do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights.

        All shares of common stock now issued and outstanding are fully paid for and non-assessable. The full scope of the terms, rights and liabilities holders of our securities possess are set forth in our Company's Articles of Incorporation, Bylaws and the applicable statutes of the State of Utah.

 SHARES ELIGIBLE FOR FUTURE SALES

        As of the date of this prospectus, we have 250,000,000 shares of common stock authorized and 15,080,121 shares of common stock issued and outstanding before giving effect to the issuance of all shares offered under this prospectus. Assuming the sale of all shares offered under this prospectus, we will have 18.1 million shares of common stock issued and outstanding. Following the offering, approximately 47.5% of our shares of common stock will be held by the public. Generally, the balance of our outstanding common stock not held by the public will be "restricted securities" within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Common stock purchased by our affiliates will be "restricted securities" under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act.

Lock-Up Agreements

        In connection with this offering, we, our directors, our officers and certain stockholders beneficially owning more than 10% of our shares of common stock outstanding as of April 1, 2015 have agreed with the underwriters pursuant to lock-up agreements not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Brean Capital and Imperial Capital, the representatives of the underwriters. The representatives of the underwriters have advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. The lock-up agreements do not contain any pre-established conditions to the waiver by the underwriters or their representatives of any terms of the lock-up agreements.

Rule 144

        In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the consummation of this offering, a person (or persons whose common stock is required to be aggregated) who is an affiliate and who has beneficially owned our common stock for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares then outstanding; or (ii) the average weekly trading volume in our shares on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

        Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An "affiliate" is a person that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

        Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least 12 months (including the holding period of any prior owner other than an affiliate), would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

        The Company has no shares eligible for sale in reliance under Rule 701.

Registration Rights

        The Company has no agreements granting registration rights to any holders of the Company's issued and outstanding stock.

2015 Employee Stock Purchase Plan

        On January 16, 2015 the stockholders approved the Company's 2015 Employee Stock Purchase Plan (the "Plan"). A description of the Plan together with a copy of the Plan is included in the Company's amended Definitive Proxy Statement filed with the Commission on November 28, 2014 which contains a detailed description of the Plan and is incorporated herein by reference. In summary, the Plan reserves 750,000 shares of common stock for issuance to employees meeting eligibility requirements. Officers and directors of the Company are not eligible to participate in the Plan. The purchase price of the Plan shares will be equal to 85% of fair market value on the date of purchase. The Plan will continue in effect for a term of ten years. No employee will be permitted to purchase more than $25,000 of the Company common stock in any calendar year. The Company anticipates that approximately 700 employees will be eligible to participate in the Plan. Participation in the Plan is voluntary. There will be offering periods of 6 months each year. All Plan shares will be subject to requirement for 6-month holding period after the date of purchase. As of the date of this prospectus, the Company has not yet offered or sold any shares of common stock under the Plan.

 PROPERTIES

        Our principal offices are located at the QMT and FloMet headquarters at 810 Flightline Blvd. in Deland, Florida 32724 where we lease land and own a 40,000 square foot facility that houses office space as well as engineering, tooling, mixing, molding, debinding, sintering, secondary operations and quality assurance all under one roof, offering a fully-integrated solution for complex small metal component needs.

        AFT's US-MIM Division owned facility, located in Firestone, Colorado, consists of 105,000 square feet under roof and is equipped with state of the art machinery for the manufacture of MIM components. Highly sophisticated automation and controls are utilized, enabling high volume product flow with minimal interruption.

        AFT-Hungary owned facility, located in Retsag, Hungary consists of a total of 70,000 square feet under roof and is similarly equipped as the US-MIM Division.

        TeknaSeal leases 8,000 square feet of space located in Minneapolis, Minnesota, where office space and equipment used in the hermetic and other sealing production process is located.

        GF&F leases a 24,000 square feet pace in Huntington Valley, Pennsylvania where office and warehouse space is located.

        ATC leases approximately 34,000 square feet of space located in Longmont, Colorado where office space and equipment principally used in plastic injection molding and specialized tool making is located.

        Kecy owns approximately 84,000 square feet of space located in Hudson, Michigan and leases approximately 94,000 square feet of space in Wauseon, Ohio. Office space and equipment principally used in metal stamping applications are located at these locations.

        Thixoforming owns approximately 23,000 square feet of space located in Longmont, Colorado where office space and equipment principally used in magnesium injection molding is located.

        The leases expire at various times subject to certain renewal options. We believe that our facilities are well-maintained and are sufficient to meet our current and projected needs.

UNDERWRITING

        Subject to the terms and conditions set forth in the underwriting agreement, among us, Brean Capital and Imperial Capital, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

Underwriter	Number of Shares
Brean Capital, LLC	1,800,000
Imperial Capital, LLC	1,200,000

Total	3,000,000

        The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers' certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

        The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

        The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

        The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $0.18 per share of common stock. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of $0.10 per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

        The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$5.00	$5.00	$15,000,000	$17,250,000
Underwriting discounts and commissions paid by us	$0.30	$0.30	$900,000	$1,035,000
Proceeds to us, before expenses	$4.70	$4.70	$14,100,000	$16,215,000

        We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $370,000. We have also agreed to reimburse the underwriters for up to $25,000 for their FINRA counsel fee and $200,000 for fees and expenses of their counsel related to non-FINRA matters. In accordance with FINRA Rule 5110, these reimbursements are deemed underwriting compensation for this offering.

Listing

        Our common stock is listed on NASDAQ under the trading symbol "ARCW."

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 450,000 shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter's initial purchase commitment as indicated in the table above.

No Sales of Similar Securities

        We, our officers, directors and certain holders of our outstanding capital stock have agreed, subject to specified exceptions, not to directly or indirectly:

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  sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Exchange Act, as amended, or

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  otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

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  publicly announce an intention to do any of the foregoing for a period of 90 days after the date of this prospectus without the prior written consent of Brean Capital and Imperial Capital.

        This restriction terminates after the close of trading of the common stock on and including the 90th day after the date of this prospectus. This restriction does not apply to the offer and sale of shares of common stock by us. Further, subject to certain exceptions, in the event that either:

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  during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

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  prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then in either case the expiration of the 90-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Brean Capital and Imperial Capital waive, in writing, such an extension.

        Brean Capital and Imperial Capital may, in their sole discretion and at any time or from time to time before the termination of the 90-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

        The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either "covered" short sales or "naked" short sales.

        "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

        "Naked" short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

        A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter's purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

        Neither the Company nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

        The underwriters may also engage in passive market making transactions in our common stock on NASDAQ in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

        A prospectus in electronic format may be made available by e-mail or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

        The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

 CONFLICT OF INTEREST

        Our majority stockholder, Everest Hill Group, which will own approximately 50% of the Company following the completion of this offering, also owns a minority interest in Brean Capital, an underwriter for this offering. In addition, Everest Hill Group has a business relationship with McLarty, with whom we have entered into the Subordinated Credit Facility, through Jason T. Young, our Chairman and Chief Executive Officer, in his capacity as a partner in an investment manager which serves as the advisor to a fund which has an economic interest in McLarty. Because we, McLarty and Brean Capital may be deemed to be under common control, a "conflict of interest" is deemed to exist within the meaning of FINRA Rule 5121. Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. In accordance with FINRA Rule 5121, Imperial Capital has agreed to act as the qualified independent underwriter for the offering. In that role, Imperial Capital has participated in the preparation of this prospectus and the registration statement of which this prospectus forms a part and has exercised its usual standards of due diligence with respect thereto. In addition, in accordance with FINRA Rule 5121, Brean Capital will not sell our common stock to a discretionary account without receiving written approval from the account holder.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS

        The following is a general discussion of material U.S. federal income tax considerations with respect to the ownership and disposition of our common stock applicable to non-U.S. holders who acquire such shares in this offering. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect, that could thus result in consequences different from those set forth below.

        This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction and does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax. In addition, this discussion does not address the potential application of the tax on net investment income, U.S. federal gift and estate tax laws, the alternative minimum tax or any other tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

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  banks, insurance companies or other financial institutions;

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  tax-exempt organizations;

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  controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

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  dealers in securities or currencies;

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  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

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  persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

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  certain former citizens or long-term residents of the United States;

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  persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction;

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  persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

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  persons deemed to sell our common stock under the constructive sale provisions of the Code.

        If a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

        THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. WE RECOMMEND THAT PROSPECTIVE HOLDERS OF OUR COMMON STOCK CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

        A "non-U.S. holder" means a person (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

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  an individual citizen or resident of the United States;

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  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate if its income is subject to U.S. federal income taxation regardless of its source; or

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  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

Dividends

        As described above under the heading "Dividend Policy," we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce the recipient's adjusted tax basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under the heading "Gain on Sale or Other Disposition of Common Stock."

        Dividends paid to a non-U.S. holder will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment maintained by the non-U.S. holder). Under applicable Treasury Regulations, a non-U.S. holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN or W-8BEN-E, directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount prescribed by an applicable income tax treaty, a refund of the excess amount may be obtained by timely filing an appropriate claim for refund with the IRS.

        Dividends that are effectively connected with such a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment maintained by the recipient) will not be subject to U.S. withholding tax if the non-U.S. holder files the required forms, usually an IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. A corporate non-U.S. holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, with respect to effectively connected dividends.

Gain on Sale or Other Disposition of Common Stock

        A non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the non-U.S. holder's shares of common stock unless:

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  the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment or a fixed base maintained by the non-U.S. holder), in which case the non-U.S. holder generally will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates and, if the non-U.S. holder is a corporation, the branch profits tax may apply, at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;

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  the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the non-U.S. holder will be required to pay a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder's country of residence) on the gain derived from the disposition, which gain may be offset by U.S. source capital losses, if any, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

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  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation," or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period for our common stock.

        We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively held more than 5% of our common stock at any time during the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period for our common stock.

Information Reporting and Backup Withholding

        We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock, the name and address of the recipient and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Dividend payments made to a non-U.S. holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28%, unless a non-U.S. holder certifies as to its foreign status, which certification may be made on IRS Form W-8BEN or W-8BEN-E.

        Proceeds from the disposition of common stock by a non-U.S. holder effected by or through a U.S. office of a broker will be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the non-U.S. holder certifies to the payor under penalties of perjury as to, among other things, its address and status as a non-U.S. holder or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States by or through a non-U.S. office of a broker. However, if the broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person who derives 50% or more of its gross income for specified periods from the conduct of a U.S. trade or business, a specified U.S. branch of a foreign bank or insurance company or a foreign partnership with certain connections to the United States, information reporting but not backup withholding will apply unless the broker has documentary evidence in its files that the holder is a non-U.S. holder and other conditions are met; or the holder otherwise establishes an exemption.

        Backup withholding is not an additional tax. Rather, the amount of tax withheld is applied to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided the required documents are timely filed with the IRS.

Estate Tax

        Our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Foreign Accounts

        The Foreign Account Tax Compliance Act (FATCA) generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds of a disposition of our common stock, paid to a "foreign financial institution" (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government, among other things, to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. A U.S. federal withholding tax of 30% also applies to dividends and the gross proceeds of a disposition of our common stock paid to a "non-financial foreign entity" (as specifically defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock and, under current transitional rules, are expected to apply with respect to the gross proceeds of a sale or other disposition of our common stock on or after January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

        THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF PROPOSED CHANGES IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

 NOTICE TO INVESTORS

Australia

        This prospectus is not a disclosure document for the purposes of Australia's Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

        You confirm and warrant that you are either:

  •
  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

  •
  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

  •
  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act.

        To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

        You warrant and agree that you will not offer any of the ordinary shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those ordinary shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

        In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each referred to herein as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to herein as the Relevant Implementation Date, no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

  •
  to any legal entity which is a "qualified investor" as defined in the Prospectus Directive;

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  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Hong Kong

        No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

        This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

        The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

        This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore.

        Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

        Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offer Shares under Section 275 of the SFA except:

  •
  to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

  •
  where no consideration is given for the transfer; or

  •
  where the transfer is by operation of law.

Switzerland

        The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.

        This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

LEGAL MATTERS

        Jones Waldo Holbrook & McDonough, PC, our Utah legal counsel, will render a legal opinion as to the validity of the shares of common stock offered hereby. Wuersch & Gering LLP represents the Company in connection with this offering. Covington & Burling LLP, New York, New York, is acting as counsel to the underwriters in connection with this offering.

EXPERTS

        The audited financial statements as of and for the fiscal year ended June 30, 2013 incorporated in this prospectus by reference to the 2014 Annual Report on Form 10-K, has been audited by Hein & Associates LLP, independent registered public accountants, as stated in their report incorporated by reference herein, and is incorporated herein in reliance of such report given upon the authority of said firm as experts in auditing and accounting.

        The audited financial statements (i) of the Company, as of and for the year ended June 30, 2014; and (ii) of Kecy Corporation, and 4111 Munson Holding, LLC, as of and for the years ended December 31, 2013 and 2012, each as incorporated by reference in this prospectus and elsewhere in the registration statement, have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 pursuant to the Securities Act, covering the common stock being offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement. For further information about us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed.

        You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the Public Reference Room of the SEC at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of these documents at prescribed rates from the Public Reference Room of the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You can also inspect the registration statement and the exhibits and schedules to the registration statement on this website. The information contained on the SEC's website is not incorporated by reference into this prospectus.

        We are subject to the reporting requirements of the Exchange Act and, accordingly, we file periodic reports and other information with the SEC. These periodic reports and other information are available for inspection and copying at the Public Reference Room and website of the SEC referred to above.

 INCORPORATION BY REFERENCE OF CERTAIN INFORMATION

        The rules of the SEC allow us to "incorporate by reference" information that we file with the SEC into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and can be accessed on our website at http://www.arcgroupworldwide.com. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC:

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  our Annual Report on Form 10-K for the fiscal year ended June 30, 2014, filed with the SEC on November 12, 2014;

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  our Quarterly Report on Form 10-Q for the quarter ended December 28, 2014, filed with the SEC on February 5, 2015;

  •
  our Quarterly Report on Form 10-Q for the quarter ended September 28, 2014, filed with the SEC on November 12, 2014;

  •
  our amended Definitive Proxy Statement on Schedule 14A, filed with the SEC on November 28, 2014; and

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  our Current Reports on Form 8-K, filed with the SEC on September 8, 2014, September 12, 2014, November 12, 2014 (Items 1.01, 8.01 and 9.01), November 12, 2014, December 3, 2014, December 30, 2014, January 14, 2015, January 20, 2015, February 5, 2015, March 23, 2015, and March 24, 2015 (excluding any items "furnished" in such reports under Items 7.01 and 9.01).

        We will provide to each person to whom a prospectus is delivered, including any beneficial owner, a copy of these filings at no cost, upon written or oral request at the following address or telephone number:

ARC Group Worldwide, Inc.
Attention: Jason T. Young, Chairman and CEO
810 Flightline Blvd.
Deland, FL 32724
(303) 467-5236

        Any statement incorporated in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

3,000,000 Shares of Common Stock

ARC Group Worldwide, Inc.

PROSPECTUS

Joint Book-Running Managers

Brean Capital	Imperial Capital